SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                PARIS CORPORATION
                       (Name of Subject Company (Issuer))

                               DOMINIC P. TOSCANI
                                GERARD M. TOSCANI
                       (Name of Filing Persons (Offeror))

                    COMMON STOCK, PAR VALUE $0.004 PER SHARE
                         (Title of Class of Securities)

                               __________________
                      (CUSIP Number of Class of Securities)

                             DOMINIC P. TOSCANI, SR.
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                  122 KISSEL ROAD, BURLINGTON, NEW JERSEY 08016
                                 (609) 387-7300
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:

                                STEPHEN A. SALVO
                        SALVO, RUSSELL, FICHTER & LANDAU
                             510 TOWNSHIP LINE ROAD
                                    SUITE 150
                          BLUE BELL, PENNSYLVANIA 19422
                            TELEPHONE: (215) 653-0110


                                JANUARY 31, 2002

                            CALCULATION OF FILING FEE

     TRANSACTION  VALUATION*     AMOUNT  OF  FILING  FEE
     $15,313,536                        $3,063
     -----------                        ------
* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 3,403,008 shares of common stock, par value $0.004 per share (the "Shares"), of Paris Corporation (the "Company"), at a price per share of $4.50. Such number of shares represents all the Shares outstanding as of December 31, 2001 (other than 150,527 shares beneficially held by Gerard M. Toscani), plus 162,300 shares issuable upon exercise of outstanding options to purchase Shares.

[  ] Check  the  box  if  any  part of the fee is offset as provided by Rule
     0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  Previously  Paid:     N/A     Form  or  Registration  No.:     N/A

     Filing  Party:     N/A     Date  Filed:     N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [  ]     third-party  tender  offer  subject  to  Rule  14d-1.

     [X]     issuer  tender-offer  subject  to  Rule  13e-4.

     [X]     going  private  transaction  subject  to  Rule  13e-3.

     [  ]     amendment  to  Schedule  13D  under  Rule  13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Paris Corporation, a Pennsylvania Corporation, (the "Company"). This Schedule TO relates to the offer by the Company to purchase any and all outstanding shares of common stock, par value $0.004 per share (the "Shares"), of the Company at a purchase price of $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 13 of this Schedule TO.

ITEM  10.  FINANCIAL  INFORMATION.

The information set forth under "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of September 30, 2001 and September 30, 2000, are included in the Company's Annual Report on Form 10-K for the year ended September 30, 2001, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended June 30, 2000 and June 30, 2001, are included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2001, which is incorporated herein by reference.

ITEM  12.  EXHIBITS.

(a)(1)  Offer  to  Purchase.

(a)(2)  Letter  of  Transmittal.

(a)(3)  Notice  of  Guaranteed  Delivery.

(a)(4)  Letter  to  Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)
(1)).

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit
(a)(1)).

(g)     None.

(h)     None.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January  31,  2002

                                PARIS CORPORATION




     By     /s/  Dominic  P.  Toscani,  Sr.
     --     -------------------------------
     Name:     Dominic  P.  Toscani,  Sr.
     Title:    President  and  Chief  Executive  Officer




     By     /s/  Gerard  M.  Toscani
     --     ------------------------------
     Name:       Gerard  M.  Toscani.
     Title:      Senior  Vice  President

                                  EXHIBIT INDEX

EXHIBIT
NUMBER     EXHIBIT  NAME
           -------------

ITEM  12.  EXHIBITS.

(a)(1)    Offer  to  Purchase.

(a)(2)    Letter  of  Transmittal.

(a)(3)    Notice  of  Guaranteed  Delivery.

(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release dated January 10, 2002 issued by the Company (incorporated by reference to the Company's Tender Offer Statement on Schedule TO filed on January 10, 2002).

(c) Opinion of Wharton Valuation Associates, Inc., dated November 27, 2001 (Included as Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(1)).

(d) Employment Agreement dated November 8, 2001 between Dominic P. Toscani and Paris Corporation.

(f) Section 1930 and Subchapter D of the Pennsylvania Business Corporation Law (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)).

(g)       None.

(h)       None.

                       EXHIBIT (A)(1) - OFFER TO PURCHASE
                       ----------------------------------


                                PARIS CORPORATION

                           OFFER TO PURCHASE FOR CASH
                     ANY AND ALL SHARES OF ITS COMMON STOCK
                   AT A PURCHASE PRICE OF $4.50 NET PER SHARE

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON MARCH 5, 2002 UNLESS THE OFFER IS EXTENDED.

Paris Corporation, a Pennsylvania corporation (the "Company"), hereby offers to purchase any and all of its shares of Common Stock $0.004 par value per share (the "Shares"), at $4.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer.

Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes in connection with the tender of Shares pursuant of the Offer. The Company will pay all fees and expenses which Mellon Investor Services LLC, which is acting as Depositary (the "Depositary"), and MacKenzie Partners, Inc., which is acting as the Information Agent (the "Information Agent"), incur in connection with the Offer.

THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD "), BY UNANIMOUS VOTE, HAS DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE PUBLIC STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Shares are traded on Nasdaq SmallCap Market ("Nasdaq") under the ticker symbol PBFI. On January 9, 2002, the last day the Shares were traded on Nasdaq before the announcement of the Offer, the last reported sales price of the Shares on Nasdaq was $3.35 per Share.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     The Information Agent for the Offer is:
                                    [Logo of]
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                       Email: proxy@mackenziepartners.com





January  31,  2002

                                    CONTENTS



                               PAGE
                               ----

SUMMARY  TERM  SHEET                                                        1
SPECIAL  FACTORS.                                                           8
1.  Background  and  Purpose  of  the  Offer;  Certain  Effects
of  the  Offer;  Plans  of  the  Company  After  the  Offer                 8
2.  Rights  of  Stockholders  in  the  Event  of  the  Second-Step
    Transaction.                                                           14
3.  Position  of  the  Board;  Fairness
    of  the  Offer                                                         14
4.  Opinion  of  Wharton  Valuation  Associates,  Inc                      16
5.  Interests  of  Certain  Persons  in  the  Offer  and  the
    Second-Step  Transaction.                                              21
6.  Beneficial  Ownership  of  Shares                                      23
7.  Fees  and  Expenses.                                                   24

THE  TENDER  OFFER                                                         25
1.  Terms  of  the  Offer;  Expiration  Date.                              25
2.  Acceptance  for  Payment  and  Payment  for  Shares.                   26
3.  Procedures  for  Accepting  the  Offer  and  Tendering
    Shares                                                                 27
4.  Withdrawal  Rights.                                                    30
5.  Certain  Federal  Income  Tax  Consequences.                           31
6.  Price  Range  of  Shares;  Dividends                                   33
7.  Certain  Information  Concerning  the  Company                         33
8.  Financing  of  the  Offer  and  the  Second-Step
    Transaction.                                                           42
9.  Dividends  and  Distributions.                                         43
10.  Effect  of  the  Offer  on  the  Market  for  the  Shares;
     Nasdaq  Listing  and  Exchange  Act  Registration                     43
11.  Certain  Conditions  of  the  Offer.                                  44
12.  Certain  Legal  Matters  and  Regulatory  Approvals                   46
13.  Fees  and  Expenses.                                                  47
14.  Miscellaneous.                                                        48

SCHEDULE  I  -  DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE
COMPANY.                                                                  I-1

SCHEDULE  II  -  SUMMARY  OF  STOCKHOLDER  DISSENTERS'  RIGHTS
AND  TEXT  OF  SECTION  1930  AND  SUBCHAPTER  D  OF  THE
PENNSYLVANIA  BUSINESS  CORPORATION  LAW                                 II-1

SCHEDULE  III  -  OPINION  OF  WHARTON  VALUATION  ASSOCIATES.          III-1

                               SUMMARY TERM SHEET

We are offering to purchase all the outstanding shares of our common stock at a price, net to the seller in cash, of $4.50 per share. Through a question and answer format, this Summary Term Sheet will explain to you, the common stockholders of Paris Corporation, the important terms of the proposed transaction. This explanation will assist you in deciding whether to tender your shares to Paris Corporation. This Summary Term Sheet serves only as an introduction, and we urge you to carefully read the remainder of this Offer to Purchase and the accompanying Letter of Transmittal in order to fully educate yourself on the details of the proposed tender offer. Cross-referenced text refers to sections within this Offer to Purchase, unless otherwise noted.

Q:  WHO  IS  OFFERING  TO  BUY  MY  SHARES  OF  STOCK?

A: Paris Corporation, a Pennsylvania corporation, is offering to buy back its own common stock in a self-tender offer. See "The Tender Offer -- Certain Information Concerning the Company."

Q:  WHAT  SECURITIES  AND  AMOUNTS OF SECURITIES ARE SOUGHT IN THE OFFER?

A: We are making the offer to purchase all the outstanding shares of common stock of Paris Corporation. Although the offer is being made to all holders of Common Stock, Gerard M. Toscani, Senior Vice President of Paris Corporation, who holds approximately 4.8% of the outstanding Common Stock, has indicated that he will not tender his shares in the offer. Dominic P. Toscani, President and Chief Executive Officer of Paris Corporation, has indicated that he will not tender his shares in the event that a credit facility, for which Paris
Corporation currently is negotiating, is not obtained for any reason by the Expiration Date. Dominic P. Toscani owns or controls approximately 44.9% of the outstanding Common Stock and is the father of Gerard M. Toscani. See "The Tender Offer -- Terms of the Offer; Expiration Date."

Q:  HOW  MUCH  IS PARIS CORPORATION OFFERING TO PAY AND WHAT IS THE FORM OF
PAYMENT?

A: We are offering to pay $4.50 per share in cash, without interest. See "The Tender Offer -- Terms of the Offer; Expiration Date."

Q:  DOES  THE  COMPANY  HAVE  THE  FINANCIAL  RESOURCES TO PAY FOR THE SHARES?

A: Yes. Paris Corporation will fund the offer from available cash and from the anticipated proceeds of a new credit facility which is expected to be finalized in February 2002. In the event Paris Corporation does not obtain the new credit facility for any reason, Dominic P. Toscani, Chairman of the Board and President of Paris Corporation, will not tender his shares. See "The Tender Offer -- Financing of the Offer and the Second-Step Transaction."

Q:  WHAT  IS  THE  PURPOSE  OF  THE  OFFER?

A: The offer represents the first step in taking us private. After completion of the offer, Paris Corporation intends to propose a Second-Step Transaction, either a merger, a reverse stock split or similar transaction, in which all of the remaining public stockholders would receive cash for their shares at the same price as is contemplated in the offer. The Second-Step Transaction may require approval by our stockholders, depending on the nature of the Second-Step Transaction. Because Gerard M. Toscani and Dominic P. Toscani currently own or control approximately 49.7% of our outstanding common stock and may hold a greater percentage after the offer, they may be able to control the outcome of any Second-Step Transaction.

Q: IS THE COMPANY'S FINANCIAL CONDITION RELEVANT TO MY DECISION ON WHETHER TO TENDER IN THE OFFER?

A: Because tendering your shares in the offer will end your ownership interest in Paris Corporation, including the chance to receive any possible future dividends or other payments with respect to the common stock, our financial condition may be relevant to your decision whether to tender your shares in the offer. We have provided certain of our summary financial information in "The
Tender  Offer  --  Certain  Information  Concerning  the  Company."

Q:  HOW  LONG  DO  I  HAVE  TO  DECIDE  WHETHER  TO  TENDER  IN  THE  OFFER?

A: You have until 12:00 Midnight, New York City time, on the expiration date of March 5, 2002 to tender your shares. We will purchase properly tendered and not withdrawn shares promptly following the expiration date if the conditions to our offer are met. After making these purchases, we may continue for a limited period of time to purchase additional shares submitted to us. Alternatively, if the conditions to our offer are not met on the expiration date, we may extend the offer. See "The Tender Offer -- Terms of the Offer; Expiration Date."

Q:  HOW  WILL  I  BE  NOTIFIED  IF  THE  OFFER  IS  EXTENDED?

A: If the Offer is extended past March 5, 2002, we will make a public announcement of the new expiration date. See "The Tender Offer -- Terms of the Offer; Expiration Date."

Q:  WHAT  ARE  THE  MOST  SIGNIFICANT  CONDITIONS  OF  THE  OFFER?

A: We are not obligated to purchase any shares which are validly tendered if, among other things:

- a lawsuit or similar action is threatened or instituted against us challenging the offer or, in our view, resulting or having the potential to result in a materially adverse effect on us,

-  we  believe acceptance for payment of the tendered shares would be illegal,

-  any  person  proposes  a tender or exchange offer for any of our shares, or

- we believe there are events which have or may have a materially adverse effect on us.


We reserve the right to waive any of the above conditions. For other conditions to the Offer See "The Tender Offer -- Certain Conditions of the Offer."

Q:  CAN  PARIS  CORPORATION  AMEND  THE  TERMS  OF  THE  TENDER  OFFER?

A: We reserve the right, in our sole discretion, to amend the tender offer in any respect. See "The Tender Offer -- Terms of the Offer; Expiration Date."

Q:  HOW  DO  I FIND OUT IF PARIS CORPORATION AMENDS THE TERMS OF THE TENDER
OFFER?

A: We will announce any amendment to the tender offer by making a public announcement of the amendment. We will announce any extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date. In the event of a termination or postponement of the tender offer, we will also give written or oral notice to the Depositary.

Q:  HOW  DO  I  TENDER  MY  SHARES?

A: If you hold your shares "of record," you can tender your shares by completing and sending the enclosed Letter of Transmittal , along with any other documents required by the Letter of Transmittal, and your stock certificates to the Depositary, Mellon Investor Services LLC, at the address listed on the enclosed Letter of Transmittal. See "The Tender Offer -- Procedures For Accepting the Offer and Tendering Shares." If your broker holds your shares in "street name" for you, you must direct your broker to tender. Please contact your broker.

Q:  UNTIL  WHAT  TIME  CAN  I  WITHDRAW  PREVIOUSLY  TENDERED  SHARES?

A: You can withdraw tendered shares at any time prior to the expiration date of March 5, 2002. If the expiration date is extended, you can withdraw tendered shares at any time prior to the new expiration date. See "The Tender Offer -- Withdrawal Rights."

Q:  HOW  DO  I  WITHDRAW  PREVIOUSLY  TENDERED  SHARES?

A: You can withdraw shares that you have already tendered by sending a timely notice of withdrawal to the Depositary at the address listed on the enclosed
Letter  of  Transmittal.  See  "The  Tender  Offer  --  Withdrawal  Rights."

Q:  WHAT  DOES  THE  BOARD  OF  DIRECTORS  THINK  OF  THE  OFFER?

A: The Board of Directors unanimously approved the offer, concluding that the offer is advisable and that the terms of the offer are fair to, and in the best interests of, our company and its shareholders. In coming to its conclusion, the Board took into account the costs of remaining a public company, the fact that we were not able to realize the benefits associated with being a public company, the difficulty in obtaining viable proposals for the purchase of our company, the interest and stated intent of Gerard M. Toscani, Dominic P. Toscani and Frank A. Mattei, who collectively own or control approximately 78.3% of the common stock, in taking the company private, the offer price which is significantly higher than the recent market price of our common stock and the Second-Step Transaction at the same price. See "SPECIAL FACTORS -- Position of the Company's Board; Fairness of the Offer" and "SPECIAL FACTORS -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer."

Although Gerard M. Toscani and Dominic P. Toscani also believe that the offer is fair to the public stockholders, they did not participate in the Board vote on the offer and they are not making a recommendation to the stockholders because of their conflict of interest.

Q: DID THE BOARD RECEIVE ANY OPINIONS, APPRAISALS, OR REPORTS REGARDING THE FAIRNESS OF THE OFFER?

A: Yes. The Board received a written opinion, dated November 27, 2001, from Wharton Valuation Associates, Inc. to the effect that, as of that date and based on and subject to the assumptions and limitations contained in the opinion, the price per share of $4.50 to be received in the offer was fair, from a financial point of view, to the holders of shares of our company's common stock.


Q:  WILL  PARIS  CORPORATION  CONTINUE  AS  A  PUBLIC  COMPANY?

A: No. The offer is the first step in a two-step going-private transaction. Gerard M. Toscani has advised us that, if the offer is consummated, he intends to pursue a Second-Step Transaction in which the remaining public shareholders would receive cash for their shares and he, either alone or together with Dominic P. Toscani, would own 100% of the company. As a result, we will no longer be publicly owned.

If, for some reason, the Second-Step Transaction does not occur, it is nevertheless likely that the shares will no longer be listed on Nasdaq and that the company will no longer file reports with the Securities and Exchange Commission. Under these circumstances, we would become a private company with all remaining stockholders holding a minority equity position, other than Gerard
M. Toscani and, in the event the new credit facility is not obtained by Paris Corporation, Dominic P. Toscani. See "SPECIAL FACTORS -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" and "SPECIAL FACTORS -- Rights of Stockholders in the Event of the Second-Step Transaction."

Q:  IF  I  DECIDE  NOT  TO  TENDER,  HOW  WILL  THE  OFFER  AFFECT  MY SHARES?

A: Stockholders not tendering in the offer will receive in the Second-Step Transaction, if it occurs, the same amount of cash per share which they would have received had they tendered their shares in the offer. Therefore, if the Second-Step Transaction takes place, the difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares in the offer. If the offer is consummated, and the number of shares owned by Gerard M. Toscani, individually or with Dominic P. Toscani, is greater than 90% of the then outstanding shares (excluding those shares purchased by the Company in the Offer and either held as treasury shares or cancelled), then a Second-Step Transaction could immediately commence between Paris Corporation. and an entity to be formed, which will be wholly owned by the Gerard M. Toscani, and possibly Dominic P. Toscani, without soliciting approval of the stockholders. See "SPECIAL FACTORS -- Rights of Stockholders in the Event of the Second-Step Transaction."

Q:  WHAT  IS  THE  MARKET  VALUE  OF  MY  SHARES  AS  OF  A  RECENT  DATE?

A: On January 9, 2002, the last trading day before the announcement of the tender offer for $4.50 per share, the closing market price of our common stock on The Nasdaq SmallCap Market was $3.35 per share. We advise you to obtain a recent quotation for our common stock in deciding whether to tender your shares. See "TENDER OFFER -- Price Range of Shares; Dividends."

Q:  IF  I  OBJECT  TO  THE  PRICE BEING OFFERED, WILL I HAVE APPRAISAL RIGHTS?

A: You will not have appraisal rights in the tender offer. However, if the Second-Step Transaction is a merger, you may elect not to tender your shares, dissent from the merger and have the fair value of your shares paid to you in cash provided that you comply with the applicable provisions of the Pennsylvania Business Corporation Law. See "SPECIAL FACTORS -- Rights of Stockholders in the Event of the Second-Step Transaction."

Q:  WHO  CAN  I  TALK  TO  IF  I  HAVE  QUESTIONS  ABOUT  THE  TENDER  OFFER?

A: If you have more questions about the tender offer, you should contact the information agent for the Offer:


                                   [Logo of:]
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                         (212) 929-5500 (Call Collect)
                                       or
                         CALL TOLL-FREE (800) 322-2885

                       Email: proxy@mackenziepartners.com

                                    IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder's shares should either (1) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and mail or deliver it and any other required documents to the Depositary and either deliver the certificate(s) evidencing the tendered shares to the Depositary along with the Letter of Transmittal or deliver such shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares" or (2) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such stockholder desires to tender such shares.

Any stockholder who desires to tender shares and whose certificates evidencing such shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares by following the procedure for Guaranteed Delivery set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tender Shares."

TO PROPERLY TENDER SHARES, STOCKHOLDERS MUST VALIDLY COMPLETE THE LETTER OF TRANSMITTAL.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.





                     The Information Agent for the Offer is:

                                   [Logo of:]

                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                       Email: proxy@mackenziepartners.com

                                  INTRODUCTION

Paris Corporation, a Pennsylvania corporation (the "Company"), hereby offers to purchase any and all of its shares of Common Stock $0.004 par value per share (the "Shares"), at $4.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Although the Offer is being made to all holders of Shares, Gerard M. Toscani, Senior Vice President of Paris Corporation, has advised the Company that he does not intend to tender any Shares pursuant to the Offer. See "The Tender Offer -- Terms of the Offer, Expiration Date." Dominic P. Toscani, Sr., the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and Frank A. Mattei, a Director, who collectively own or control approximately 76.3 percent of the outstanding common stock, have indicated their present intention to tender the shares they beneficially own or control, subject, in the case of Dominic P. Toscani, to the acquisition by Paris Corporation of a new credit facility for which it currently is negotiating

All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer. All Shares acquired in the Offer will be acquired at the Purchase Price. See "The Tender Offer -- Terms of the Offer; Expiration Date."

THE  OFFER  IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- CERTAIN CONDITIONS OF THE OFFER," WHICH SETS FORTH IN FULL THE CONDITIONS OF THE OFFER.

As of December 31, 2001, there were (a) 3,391,235 Shares issued and (b) 257,300 Shares reserved for future issuance pursuant to outstanding stock options. Prior to the announcement of the Offer, there were approximately 122 holders of record of the issued and outstanding Shares. Pursuant to the Offer, the Company seeks to acquire all Shares issued and outstanding.

The Company believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volume. For these reasons, and because of the small stockholder base and other factors described in this Offer to Purchase, the Company currently intends, to the extent possible, to seek to delist its common stock from trading on the Nasdaq SmallCap Market System ("Nasdaq") and terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act") following consummation of the Offer and the Second-Step Transaction (as defined below). The purpose of the Offer is therefore to provide the holders of the Shares with liquidity in light of the Company's intentions at a price which the Board of Directors has determined to be fair. See "The Tender Offer -- Effect of the Offer on the Market for Shares; Nasdaq listing and Exchange Act Registration."

Pursuant to the Offer, the Company seeks to acquire all outstanding Shares. If less than all such Shares are tendered pursuant to the Offer, Paris Corporation will liquidate, or effect some other form of corporate transaction such that the Shares not tendered would be converted into only the right to receive the Offer Price in cash (the liquidation or such other form of corporate transaction, the "Second-Step Transaction"). If necessary, the Company will seek stockholder approval of the Second-Step Transaction in accordance with applicable laws. Gerard M. Toscani and Dominic P. Toscani intend to vote all of their Shares in favor of the Second-Step Transaction if a stockholder vote is required.

As part of the Offer, the Company accelerated the vesting of outstanding stock options so that all such options are fully exercisable and will provide optionees with the opportunity to surrender such options in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the product of (x) the total number of Shares subject to any such stock option and (y) the excess of the Purchase Price over the exercise price per Share subject to such stock option, without any interest thereon.

In determining whether to approve the Offer, the Board of Directors considered a number of factors, several of which are listed below (see "Special Factors -- Position of the Company's Board; Fairness of the Offer"):

- The Company currently has a small stockholder base for a public company as indicated by its stockholders of record, a number below the 300 minimum that requires continued filing of periodic financial reports and other information pursuant to the Exchange Act.

- The market for the Company's common stock provides limited liquidity for stockholders to liquidate or add to their investments. Additionally, because of the limited liquidity available, the Company has been unable to utilize effectively the public equity capital markets as a source of financing.

- There are considerable costs associated with remaining a public company. In addition to the time expended by the Company's management, the legal, accounting and other expenses involved in the preparation, filing and dissemination of annual and other periodic reports are considerable.

- The reporting requirements of public companies can lead to disclosure of sensitive information, resulting in a competitive disadvantage in the marketplace.

- The interest of Gerard Toscani and Dominic Toscani to take the company private, based on the Offer an the Second-Step Transaction, at a Purchase Price significantly higher than the recent market price of the Shares.

To determine whether the Offer Price to be paid to the Company's public stockholders was fair, the Board of Directors relied on the written opinion dated November 27, 2001, rendered by Wharton Valuation Associates, Inc., to the effect that, subject to the limitations contained therein, the cash consideration of $4.50 net per share to be received by the public stockholders in the Offer is fair to the public stockholders from a financial point of view. See "Special Factors-Opinion of Financial Adviser" for further information concerning the opinion of the Financial Adviser.

THE BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE PUBLIC STOCKHOLDERS, AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Company has filed with the Securities and Exchange Commission (the "Commission") pursuant to the Exchange Act an Issuer Tender Offer Statement on Schedule TO ("Schedule TO"). The term, "Expiration Date," means 12:00 midnight, New York City Time, on March 5, 2002, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire. See "The Tender Offer -- 1. Terms of the Offer; Expiration Date."

The Purchase Price will be paid net to the tendering stockholder in cash, without interest thereon, for all Shares purchased. Tendering stockholders who hold Shares in their own name and who tender their Shares directly to the Depositary will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through the brokers or banks and not directly to the Depositary. HOWEVER, ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 THAT IS INCLUDED AS PART OF THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED UNITED STATES FEDERAL
INCOME TAX BACK-UP WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAYABLE TO THE TENDERING STOCKHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. See "The Tender
Offer  --  Certain  Federal  Income  Tax  Consequences."

On January 9, 2002, the last day the Shares were traded before the announcement of the Offer, the last reported sales price of the Shares on Nasdaq was $3.35 per Share. See "The Tender Offer -- Price Range of Shares; Dividends."

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

1. BACKGROUND AND PURPOSE OF THE OFFER; STEPS LEADING UP TO THE TENDER OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER

Background of the Offer.   Although the Company has been public for more than 15
------------------------
years, it has been disappointed for some time by the performance of its common stock in the public market and, from time to time, has considered various approaches to enhancing stockholder value and liquidity. These approaches have included, among other things, stock splits, stock dividends, cash dividends, and various combinations of the foregoing. In each instance, these alternatives, (except for cash dividends issued in January 1999 and March 2000) have been rejected on the basis of the Board's conclusion that, given the low price of the Company's common stock, the small float for its shares, the limited number of public shareholders, the limited or absent research coverage, the spotty participation by institutions and the likely expense to be incurred, none of these approaches would be likely to have the desired effect or would justify the expense of implementation. In addition, serious consideration of these alternatives had been deferred in recent years as a result of the Company's operating losses in 1996, 1997 and 1998, which arose from declining sales and the impact of new technologies in the Company's industry.

Although the Company returned to profitability in 1999 and continues to be profitable, its stock price has ranged from approximately $2.00 to $3.70 per share and has traded at volumes of approximately 1,400 shares per day for the last twelve months. For many years, but particularly in this recent environment, shareholders have urged the Company to consider ways of enhancing shareholder value and improving liquidity. The Board considered a stock repurchase program, but rejected it as likely to further reduce liquidity and require compliance with the "going-private" rules under the Federal securities laws.

Management of Paris Corporation also considered the sale of the company or its principal operating units. Wharton Valuation Associates, Inc. was engaged by Paris Corporation on October 13, 2000 to analyze the value of the company's business units. Representatives of Paris Corporation met with business brokers and solicited interest in the company. It was determined that the fees charged by brokers would significantly reduce the value which Paris Corporation would receive in a brokered transaction, and the company was unable to generate an offer in its independent solicitations.

In early 2001, Gerard M. Toscani expressed his interest in purchasing the assets of Paris Business Products, Inc. ("PBP"), a wholly-owned subsidiary and the principal operating unit of Paris Corporation. Negotiations with Gerard M. Toscani were conducted on behalf of Paris Corporation by Frank A. Mattei, who owns approximately 31.4% of the Common Stock of Paris Corporation, and his counsel. The parties to the negotiations discussed a purchase price for the assets of PBP of between $5,5000,000 to $6,000,000. Upon further review of alternative structures, it was determined by the parties, and by the Board, that the present transaction, in which Paris Corporation redeems all of the Shares other than those owned by Gerard M. Toscani, is preferable to the shareholders.

In order to complete the purchase of the Shares, Paris Corporation is attempting to obtain a new credit facility in the approximate amount of $7,000,000. Gerard
M. Toscani presently is attempting to arrange a credit facility for Paris Corporation for this purpose. It is anticipated that the prospective lender will require a personal guarantee from Gerard M. Toscani. As of this date, a commitment for the credit facility has not been obtained and there can be no assurance that Paris Corporation will obtain such a facility, or that a credit facility will be offered with terms that are deemed acceptable by Paris Corporation. In the event that a new credit facility is not obtained by the Expiration Date for any reason, Dominic P. Toscani will not tender his shares of Common Stock.

Purpose of the Offer.   The purpose of the Offer and the Second-Step Transaction
--------------------
is to provide the public stockholders with liquidity and a price for their Shares that has not been available in the market for some time.

The Company believes that the public trading market for the Shares has been and will continue to be characterized by low prices and low trading volumes. Since early 1998 the Company's stock has only briefly traded above $3.00 per share and has most frequently traded between $2.00 and $2.50 per share. During the last year, average daily trading volume has been approximately 1,400 shares. Additionally Dominic P. Toscani, Frank A. Mattei and Gerard M. Toscani own or control approximately 81.1% of the issued and outstanding Shares and consequently, only a relatively small percentage of Shares is available for public trading. As a result, there is a limited market for the Shares and low trading volumes make it difficult for stockholders to sell large blocks of Shares. Low prices mean stockholders who wish to sell a small number of Shares may receive only a nominal return after payment of commissions. The Company also has been unable to utilize the Shares effectively for acquisitions or financing because of the low market price and low trading volume and so has been unable to realize one of the principal benefits of public ownership. The Offer provides all of the stockholders with an opportunity to sell their Shares at a price higher than those recently available in the public market and without the liquidity limitations characterized by that market.

If less than all of the Shares owned by the public stockholders are tendered pursuant to the Offer, the Company intends to implement the Second-Step Transaction, in which the Shares of such remaining public stockholders would be converted into the right to receive the Purchase Price and the Company would thereafter be dissolved.

If less than all of the Shares owned by the public stockholders are tendered pursuant to the Offer, and for any reason the Second-Step Transaction does not occur, the Company would have even fewer stockholders and a more limited trading market. Under these circumstances, given the continuing costs of public reporting and compliance, the Company will delist its stock from Nasdaq and seek to terminate its registration under the Exchange Act since it has less than 300 holders of record. Following these steps, the Company would become a private company and there would be no public market for the Company's stock. See "The Tender Offer -- Effect of the Offer on the Market for the Shares; Nasdaq Listing and Exchange Act Registration."

Certain  Effects  of  the  Offer;  Plans  of  the  Company  After  the  Offer.
-----------------------------------------------------------------------------
Consummation of the Offer and, if necessary, the Second-Step Transaction will permit Gerard Toscani, should he choose to do so, to receive the benefits that result from ownership of the entire equity interest in the Company. Such benefits include management and investment discretion with regard to the future conduct of the business of the Company, the benefits of any profits generated by operations and any increase in the Company's value. Similarly, Gerard Toscani will also bear the risk of any decrease in the value of the Company.

Consummation of the Offer and, if necessary, the Second-Step Transaction will also allow Gerard Toscani to recapitalize the Company by increasing its debt to equity ratio, thereby leveraging his equity investment to a degree that might not be appropriate for the Company as a public company. Such high leveraging entails high risk to equity investors. Furthermore, high leveraging and associated high debt service costs may have an adverse effect on earnings and the value of the Company. The benefits and risks described in this section also apply to Dominic Toscani in the event Paris Corporation does not obtain a new credit facility by the Expiration Date and Dominic Toscani consequently does not tender his shares.

The Second-Step Transaction could be implemented through a merger of the Company with a corporation to be formed and wholly owned by Gerard Toscani. Under the Pennsylvania Business Corporation Law ("PBCL") and the Company's certificate of incorporation the approval of the Board and the affirmative vote of a majority of the outstanding Shares are required to approve a merger at a meeting of the stockholders. Gerard Toscani, who currently own approximately 4.3% of the outstanding Shares and would own a greater percentage after completion of the Offer, intends to vote all of his Shares in favor of the merger if it is proposed and if a stockholder vote is required. Similarly, in the event Paris Corporation does not obtain the new credit facility which it is presently in the process of negotiating and Dominic Toscani consequently does not tender his shares, he also intends to vote in favor of the merger if it is proposed and a stockholder vote is required. Accordingly, it is anticipated that Gerard Toscani, either alone or together with Dominic Toscani, will have sufficient voting power to cause the approval and adoption of a merger immediately after the Offer, without the affirmative vote of any other stockholders of the Company. It is contemplated that the consideration payable to the public stockholders in any Second-Step Transaction will be cash in an amount equal to the Purchase Price. Under the PBCL, an entity that owns 90% or more of the outstanding shares of another entity may effect a merger with such other entity without submitting the merger to a vote of stockholders of the other entity (a "short-form merger"). Accordingly, if either or both of the Toscanis' own 90% or more of the Shares that remain outstanding after completion of the Offer, a merger may be effected as a short-form merger, without a vote of the Company's stockholders. If, however, the percentage of ownership of either or both of the Toscanis' after completion of the Offer is less than 90% of the Shares then outstanding, a vote of the Company's stockholders will be required under the applicable laws, and a longer period of time may be required to effect a merger. See "Special Factors -- Rights of Stockholders in the Event of the Second-Step Transaction."

Following the Offer, the Shares will no longer be listed for trading on the Nasdaq, and, since there are less than 300 record stockholders of the Company, the registration of the Shares under the Exchange Act will be terminated. Following the completion of the Offer and, if necessary, the Second-Step
Transaction, the Company may be dissolved. Following the Offer and the Second-Step Transaction, there will be no publicly traded equity securities of the Company outstanding and the Company will no longer file periodic reports with the Commission. After the Second-Step Transaction the entire equity interest will be owned by Gerard Toscani and, if the new credit facility is not obtained for any reason, Dominic Toscani. See "The Tender Offer -- Effect of the Offer on the Market for the Shares; Nasdaq Listing and Exchange Act
Registration" and "The Tender Offer -- Financing of the Offer and the Second-Step Transaction."

2.  RIGHTS  OF  STOCKHOLDERS  IN  THE  EVENT  OF  THE  SECOND-STEP  TRANSACTION

No dissenter's or appraisal rights are available to stockholders in connection with the Offer. However, if the Second-Step Transaction is implemented through a merger, the stockholders who have not tendered their Shares will have certain rights to dissent and demand appraisal of, and to receive payment in cash of the fair value of their Shares.

If a dissenting stockholder were to exercise such appraisal rights in connection with a merger, and if the Company and such stockholder were unable to agree on the fair value of the Shares, a court would determine the fair value of the Shares, as of the day prior to the date on which the stockholders' vote was taken approving the merger. The fair value of the Shares would be paid in cash to such dissenting stockholder. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earnings capacity.

THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS DOES NOT PURPORT TO BE A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY AVAILABLE APPRAISAL RIGHTS AND IS QUALIFIED IN ITS
ENTIRETY BY REFERENCE TO THE FULL TEXT OF SECTION 1930 AND SUBCHAPTER D OF THE PBCL INCLUDED IN SCHEDULE II ATTACHED HERETO. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF
SECTION  1930  AND  SUBCHAPTER  D  OF  THE  PBCL.

3.  POSITION  OF  THE  BOARD;  FAIRNESS  OF  THE  OFFER

Position  of  the  Board  of  Directors.    On  December  4,  2001, the Board of
---------------------------------------
Directors, by unanimous vote, approved the Offer. Dominic Toscani and Gerard Toscani abstained from the vote. The Board determined that the Offer is fair to, and in the best interests of, the stockholders and recommended that such public stockholders accept the Offer. In reaching its determinations the Board considered the following factors, each of which, in the view of the Board, supported such determination:

a. the historical market prices and trading activity of the Shares, including the fact that the average daily trading volume of the Shares for the past 12 months has been approximately 1,400 shares per day;

b. the opinion of Wharton Valuation Associates to the Board of Directors that the consideration to be offered to the public stockholders is fair to such stockholders from a financial point of view, and the report and analysis presented by Wharton Valuation Associates, which included discussion and analysis of historical trading performance of the Shares, discounted free cash flow analysis based on the Company's historical and projected operating results, comparable company analysis, comparable transactions analysis, control premium analysis and book value liquidation value;

c. the market price for the Shares as compared to the performance of the Company;

d. the small stockholder base of the Company, as indicated by its approximately 122 stockholders of record;

e. the fact that the Company could terminate the registration of the Shares under the Exchange Act without initiating the Offer, because of the number of current record holders of the Shares;

f. the nature of the Company's business and the industry in which the Company operates, including various uncertainties associated with current and potential future industry and market conditions;

g. the structure of the going-private transaction, which is designed, among other things, to result in the receipt by the public stockholders of cash consideration at the earliest practicable time without any brokerage fees;

h. the fact that the Company has paid only two cash dividends in the past ten years to its stockholders, and the expectation that no such cash dividends are expected to be paid in the foreseeable future;

i. the difficulty in finding buyers of the Company, which made pursuit of this strategic alternative impracticable;

j. the stated intent of the Gerard Toscani that, following the consummation of the Offer, he would propose and pursue the Second-Step Transaction, which would provide all remaining public stockholders with cash in the amount of the Purchase Price for their Shares.

With respect to the matters contained in the opinion of Wharton Valuation Associates, the Board of Directors reviewed the report and adopted the analysis contained therein. The Board of Directors also considered the other factors set forth herein in determining that the Offer is fair. In light of the number and variety of factors that the Board considered in connection with their evaluation of the Offer, they did not find it practicable to assign relative weights to the foregoing factors, and, accordingly, did not do so.

In addition to the factors listed above, the Board of Directors considered the fact that consummation of the Offer would eliminate the opportunity of the stockholders, other than Gerard Toscani, to participate in any potential future growth in the value of the Company, but determined that this loss of opportunity was ameliorated in part by the Purchase Price of $4.50 net per Share to be paid in the Offer. See "Special Factors -- Background and Purpose of the Offer;
Certain  Effects  of  the  Offer;  Plans  of  the  Company  after  the  Offer."

In connection with its deliberations, the Board of Directors considered the Company's liquidation value because the book value per Share of the Company on November 30, 2001 exceeded the Purchase Price. Based on appraisals and other estimates prepared by the Company, as well as advice from Wharton Valuation
Associates, the Board of Directors concluded that the liquidation value per share was not greater than the Purchase Price.

The Board of Directors of the Company consists of Dominic Toscani, Gerard Toscani, Frank Mattei (who collectively own approximately 78.3 percent of the issued and outstanding shares of the Company's common stock) and four outside directors. The Board members, other than Gerard Toscani and Dominic Toscani who abstained because of their conflict of interest, unanimously approved the Offer and recommended the offer to the Shareholders. The Board, as well as Gerard Toscani and Dominic Toscani, believe the Offer is fair to the other stockholders based on (i) the conclusions and basis set forth above, and (ii) the written opinion of Wharton Valuation Associates that the Purchase Price of $4.50 in cash was fair, from a financial point of view, to the public stockholders. Neither the Board, Gerard Toscani or Dominic Toscani found it practical to, and neither did, quantify or otherwise attach relative weights to the specific factors which they considered in reaching their decision.


4.  OPINION  OF  WHARTON  VALUATION  ASSOCIATES,  INC.  ("WHARTON")

The summary set forth below does not purport to be a complete description of the financial analysis performed by Wharton. Importantly, it should be noted that the analysis must be considered as a whole and that selecting portions of its analysis, without considering all analyses, or selecting part or all of the summary below, without considering all factors and analyses, would create an incomplete view of the processes underlying the analyses set forth in Wharton's analysis.

In  arriving  at  its  opinion,  among  other  things,  Wharton:

- Performed business and financial due diligence with certain members of senior management of the Company concerning topics such as the financial condition, operating performance and the prospects of the Company;

- Reviewed certain publicly available business and financial information, relating to the Company, deemed to be relevant, including reports on Form 10-K for the three fiscal years ending September 30, 2000;

- Reviewed draft financial results for the fiscal year ending September 30, 2001;

- Reviewed estimated financial forecasts for the Company on a stand-alone public company basis prepared and furnished by the Company's management for the year ending September 30, 2002;

- Reviewed the historical prices and trading activity for the Company's common stock;

- Compared certain financial data of the Company with certain financial and securities data of companies deemed similar to the Company;

- Performed discounted cash flow analyses on the financial forecasts prepared by the Company and supplemented by Wharton;

- Compared premiums paid relative to recent public market pre-announcement trading prices to the Company's implied premium;

- Reviewed such other financial studies and analyses and took into account such other matters deemed necessary, including Wharton's assessment of the general economic condition.




In  connection  with  its  review,  Wharton:

- Relied upon and assumed the accuracy and completeness of the financial and other information provided to it by Paris Corporation or otherwise made available to Wharton and did not attempt independently to verify such information;

- Relied upon the assurance of the management of Paris Corporation that the information provided to Wharton was prepared on a reasonable basis in accordance with industry practice and, with respect to financial planning data, reflected the best currently available estimates and judgment of Paris' management as to the expected future financial performance of Paris, and that the management of Paris was not aware of any information or facts that would make the information provided to Wharton incomplete or misleading; and

- Did not perform any appraisals or valuations of specific assets or liabilities of Paris and was not furnished with any such appraisals or valuations.

The Wharton opinion was based on economic, monetary and market conditions existing on, and the information made available to Wharton as of November 23, 2001.

The following is a summary of Wharton's financial analysis of Paris Corporation:

STOCK  TRADING  HISTORY:

Wharton  reviewed  the  following  trading  history  for  Paris'  Common  Stock:

Stock  Market                                           NASDAQ
Stock  Price  (as  of  11/23/01)
    Close                                              $  3.10
    Hi                                                 $  3.10
    Low                                                $  2.75
    Last  30  -  Days  Traded(1)  Average  Close       $  3.00
    Last  60  -  Days  Traded  Average  Close          $  3.20
    Last  90  -  Days  Traded  Average  Close          $  3.02


In  the  12-month  period  ending  11/24/01,  the  stock  has  traded  at:

     A  Low  of                                        $  1.75
     A  High  of                                       $  3.75
     An  Average  Trading  Day  Volume  of            3,593  shares



In  the  3-month  period  ending  11/23/01,  the  stock  has  traded  at:

     A  Low  of                                        $  2.50
     A  High  of                                       $  3.50
     An  Average Trading Day(2) Volume of           2,723 shares
                            -----

-----------------------------------
(1) Paris Corporation's common stock did not trade every day NASDAQ was open.
(2) Ibid.

PREMIUM  PAID  ANALYSIS:

Wharton also undertook an analysis of the premiums(3) paid in recent acquisitions of groups of publicly held companies. This analysis examined the median(4) premiums offered during the calendar years 1998 through 2000 for transactions where the purchase price was $25 million or less and greater than 50.1% of the target shares were acquired. This analysis determined that the median control premium offered during calendar year 2000 above the trading price five days prior to the announcement of the offer was 42.9%. This analysis further determined that the median control premium offered during calendar year 1999 above the trading price five days prior to the announcement of the offer was 35.5%. And the median control premium offered during calendar year 1998 above the trading price five days prior to the announcement of the offer was 39.8%. The application of the above control premiums to Paris' closing stock price on November 23, 2001, arrives at valuations for the Company's stock ranging from $4.20 per share to $4.43 per share.

GUIDELINE  COMPANY  ANALYSIS:

Wharton compared selected financial data and ratios for the Forms Divisions (herein defined as the combined financial results of the Custom Forms and Stock Forms Divisions) and the Consumer Division of Paris to the corresponding financial data and ratios for two groups of publicly traded companies. One group consisted of companies primarily involved in the printing of forms and conversion of paper products. The other group consisted of companies primarily involved in the distribution of office supplies and products.

Forms  Divisions:

The following tables summarize the valuation ratios derived from the guideline company analysis of the Forms Industry:

              PRINTED FORMS INDUSTRY AND PAPER CONVERSION INDUSTRY
                DERIVATION OF GUIDELINE COMPANY VALUATION RATIOS

                                           TOTAL MARKET VALUE(5)/
                                                                               Three Year
                                                                                Weighted      Three Year
Guideline        Book        Latest Year     Latest Year     Latest Year          Avg.(8)    Weighted Avg.
Company         Capital       Revenue         E.B.I.T.(6)    E.B.I.T.D.A.(7)     E.B.I.T.     E.B.I.T.D.A.
----------------------------------------------------------------------------------------------------------------

Ennis             151%          63%            6.6              4.5               6.7            4.7
Business
New England
Business          137%          71%            8.1              5.2               7.9            5.2
Standard          117%          47%           15.4              6.5               9.8            5.1
Register
Wallace           113%          58%            8.3              5.0               7.8            4.8
Computer
Mailwell           92%          46%            8.6              5.0               7.5            4.7

---------------------------------------------------------------------------------------------------------------
Lo                 92%          46%            6.6              4.5               6.7            4.8
Hi                151%          71%           15.4              6.5               9.8            5.2
Median            117%          58%            8.3              5.0               7.8            4.8

-----------------------------------
(3) Premiums calculations are based on the seller's closing price five business days before the initial announcement.
(4) Source: Mergerstat Review 2001. Calculation of median premium excludes negative premiums.
(5) Total Market Value Defined as Market Value of Equity Plus Interest Bearing Debt Plus Capitalized Lease Obligations Excluding Cash Balances.
(6)  Earning Before Interest and Taxes
(7)  Earnings Before Interest, Taxes, Depreciation and Amortization
(8)  Weighted Average


Wharton undertook a relative investment analysis which compared the various operating and investment attributes of the group of printed forms industry guideline companies to the operating and investment attributes of the Forms Divisions. Wharton determined that each of the guideline companies ranked substantially superior to the Forms Divisions in terms of investment attributes. Specifically, each of the guideline companies possess significantly greater long term growth prospects than the Forms Division and each of the guideline companies have far more diversified, and a greater array of value added product offerings. Furthermore, each of the guideline companies have demonstrated superior operating profitability (as measured by operating margin and operating cash flow margin) than the Forms Divisions. And with the exception of Standard Register, each of the guideline companies have demonstrated superior historical growth in revenues and operating cash flow, relative to the Forms Divisions.

Based upon its relative investment analysis, Wharton determined the following valuation ratios appropriate to reflect the relative investment appeal of the Forms Division to the publicly traded companies identified as being primarily involved in the printing of forms and conversion of paper products:


          Total  Market  Value/                    Valuation  Ratio
          ---------------------                    ----------------
          Book  Value                                   86%
          Latest  Year  Revenue                         23%
          Latest  Year  E.B.I.T.                        6.2
          Latest  Year  E.B.I.T.D.A.                    3.8
          3  Yr.  Weighted  Avg.  E.B.I.T.              5.9
          3  Yr.  Weighted  Avg.  E.B.I.T.D.A.          3.6


Wharton determined the implied value of the total capital of the Forms Divisions to be $3.6 million. The deduction of debt and the cash deficit allocated to the Forms Divisions arrived at an implied equity value of $1.9 million.

Consumer  Division:

The following tables summarize the valuation ratios derived from the guideline company analysis of the Consumer Industry:

                OFFICE SUPPLY AND PRODUCTS DISTRIBUTION INDUSTRY
                DERIVATION OF GUIDELINE COMPANY VALUATION RATIOS

                                 TOTAL MARKET VALUE/

                                                                               THREE YEAR
                                                                                Weighted         Three Year
Guideline         Book       Latest Year    Latest Year      Latest Year          Avg.          Weighted Avg.
Company          Capital      Revenue        E.B.I.T.        E.B.I.T.D.A.       E.B.I.T.         E.B.I.T.D.A.
-------------------------------------------------------------------------------------------------------------------

Daisytek          112%          24%           11.4              9.2              12.8                9.8
Hunt Corp.        126%          42%            9.1              5.3               8.0                4.8
Dixon Ticon.       73%          59%            8.8              6.5               9.3                6.6
United
Stationers        155%          31%            6.7              5.6               6.5                5.6

-------------------------------------------------------------------------------------------------------------------
Lo                 73%          24%            6.7              5.3               6.5                4.8
Hi                155%          59%           11.4              9.2              12.8                9.8
Median            119%          37%            9.0              6.0               8.6                6.1


Wharton compared the various operating and investment attributes of the group of office supply and products distribution industry guideline companies to the operating and investment attributes of Paris' Consumer Division. Wharton determined that the Consumer Division compared most closely with United
Stationers in terms of markets served and products handled. However, Wharton further determined that United Stationers operates at a higher level of profitability (as measured by operating margin and operating cash flow margin) than the Consumer Division. Wharton also determined that United Stationers is far more diversified than the Consumer Division in terms of product offerings and customer concentration. Specifically, during the latest fiscal year, the Consumer Division derived approximately 60% of total revenue from two customers and approximately 77% of total revenue from three customers. This high level of customer concentration impounds substantial investment risk on the Consumer Division.

Based upon its relative investment analysis, Wharton determined the following valuation ratios appropriate to reflect the relative investment appeal of the Consumer Division to the publicly traded companies identified as being primarily involved in the office supply and products distribution industry:


          Total  Market  Value/                    Valuation  Ratio
          ---------------------                    ----------------
          Book  Value                                    126%
          Latest  Year  Revenue                           26%
          Latest  Year  E.B.I.T.                         5.4
          Latest  Year  E.B.I.T.D.A.                     4.6
          3  Yr.  Weighted  Avg.  E.B.I.T.               5.3
          3  Yr.  Weighted  Avg.  E.B.I.T.D.A.           4.5


Wharton determined the implied value of the total capital of the Consumer Division to be in the range of $4.3 million. The deduction of debt and the cash deficit allocated to the Consumer Division arrived at an implied indicator of the equity value of the Consumer Division of $3.2 million.

DISCOUNTED  CASH  FLOW  ANALYSIS:

Wharton also performed a discounted cash flow analysis on the prospective operating results of the Forms Division and the Consumer Division, the purpose of which was to calculate a range of equity valuations for each division based on the present value of future cash flows of the divisions. Wharton used financial forecasts for the Company prepared by management of Paris for the fiscal year ending September 30, 2002. Beyond September 30, 2002, Wharton prepared various alternative cash flow forecasts for each division based upon alternative assumptions regarding long term growth rates. Wharton sensitized the cash flow projections for alternative required rates of return on investment. This analysis yielded a range of present values for the Forms Division and the Consumer Division, which served to confirm the reasonableness of implied valuation results derived by the guideline company analysis:

OTHER  VALUATION  CONSIDERATIONS:

SIGNATURE  CORPORATION:

Signature  Corporation  is  a  joint  venture,  57%  owned by Paris Corporation.
Signature distributes office products to the food and drug store markets. In 1999, Xerox Corporation tendered its' 13% minority ownership interest in Signature for $1.0. Signature Corporation does not have any employees or separate and distinct facilities. It relies upon Paris' sales, administrative and management personnel to support its operations and service its customers. The net book value of Paris' 57% ownership interest in Signature is $322,000. In fiscal year 2001, Signature relied on one customer for approximately 30% of its revenue and its top five customers for approximately 61% of revenue. Although Signature earned $364,000(9) in fiscal year 2001, its four year(10) average adjusted(11) earnings was approximately $64,000.

DELAWARE  AND  PENNSYLVANIA  HOLDING  CORPORATIONS

Based on the composition of the assets held by the Delaware and Pennsylvania Holding Corporations. The net book value serves as a reasonable indicator of the value of the Delaware and Pennsylvania Holding Corporations. The value of the Delaware and Pennsylvania Holding Corporations are estimated to equal the net book value of $10,999,350(12).

---------------------------------
(9) On a pretax basis. Signature has a significant net operating loss carryforward which can be applied against future corporate income tax liability.
(10) 1999 information is based on ine months during which Signature posted a loss of $32,000.
(11) Adjusted to reflect the elimination of $128,999 in other income in FY 2000 relating to the forgiveness of debt.
(12) Excludes the Company's  interest  in  Signature  Corporation.

OTHER  ASSETS  AND  LIABILITIES:

RENTAL  INCOME:

In Wharton's opinion, the present value of the income to be derived from the rental of the excess warehouse space in the Company's Burlington, New Jersey facility is estimated to be $300,000(13).

--------------------------------
(13) Expenses associated with the rental income have been reflected in the valuation of the operating entities.


UNRECORDED  RETIREMENT  PACKAGE  -  CHIEF  EXECUTIVE  OFFICER:

The Company has awarded Dominic Toscani a retirement package with a value of $1,032,000. The after tax value of this liability was estimated by Wharton to be $681,000.

SUMMARY:

Taking all factors into consider, Wharton concluded that from a financial perspective, the price of $4.50 per share for the common equity of Paris Corporation to be fair.

This summary is not a complete description of the analysis performed by Wharton but contains all material elements of the analysis. The preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to summary description. The preparation of a fairness opinion does not involve a mathematical evaluation or weighting of the results of the individual analyses performed, but requires Wharton to exercise its professional judgment, based on its experience and expertise in considering a wide variety of analyses taken as a whole. Each of the analyses conducted by Wharton was carried out in order to provide a different perspective on the Offer and add to the total mix of information available. Wharton did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness. Rather, in reaching its conclusion, Wharton considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. Wharton did not place particular reliance or weight on any particular analysis, but instead concluded its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, Wharton believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying its opinion. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transaction. In performing its analyses, Wharton made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by Wharton are not necessarily indicative of future actual values and future results, which may be significantly more or less favorable than suggested by such analyses.

Wharton is regularly engaged in the valuation of businesses and their securities in connection with various types of strategic combinations and acquisitions. Wharton has received a fee for the rendering of the fairness opinion. In addition, the Company has agreed to indemnify Wharton and its affiliates against certain liabilities, including liabilities arising under applicable securities laws and its out of pocket legal expenses in connection with any litigation relating to the transaction.

Wharton was not retained as an advisor or agent to the Company shareholders or any other person other than as an advisor to the Board of Directors. The Company did not impose any restrictions or limitations upon Wharton with respect to the investigations made or the procedures that Wharton followed in rendering its opinion.

Wharton transmitted the results of these analyses to the Board on December 4, 2001.

5.  INTERESTS  OF  CERTAIN  PERSONS IN THE OFFER AND THE SECOND-STEP TRANSACTION

In considering the Offer and the fairness of the consideration to be received in the Offer and the Second-Step Transaction, if it occurs, stockholders should be aware that certain officers and directors of the Company have interests in the Offer that are described below and which may present them with certain actual or potential conflicts of interest.

As of December 31, 2001, Gerard Toscani and Dominic Toscani, both of whom are directors and executive officers, owned or controlled 1,688,793 Shares (excluding stock options), or 49.7% of the Shares. Gerard Toscani has advised the Company that he does not intend to tender any Shares pursuant to the Offer. If, for any reason, the company does not obtain the new credit facility it is in the process of negotiating, Dominic Toscani will not tender his Shares. In such event, even if only a small number of Shares are tendered in the Offer, Gerard Toscani and Dominic Toscani will own more than a majority of the outstanding Shares and, if acting together, will be able to control all matters requiring approval of the Company's stockholders, including the election of directors and the approval of any Second-Step Transaction. The Board was aware of these actual and potential conflicts of interest and considered them along with the other matters described under "Special Factors -- Position of the Company's Board; Fairness of the Offer" and "Special Factors -- Beneficial Ownership of Shares."

As of December 31, 2001, directors other than Gerard Toscani and Dominic Toscani beneficially own 1,102,843 Shares. Executive officers other than Gerard Toscani and Dominic Toscani beneficially own 43,190 Shares, including options to purchase 27,000 Shares, all of which have exercise prices less than the Purchase Price. These directors and executive officers have advised the Company that they intend to tender their Shares and options in the Offer, other than Shares subject to options having exercise prices higher than the Purchase Price.

As part of the Offer, the Company accelerated the vesting of outstanding stock options so that all such options are fully exercisable and will provide optionees with the opportunity to surrender such options in exchange for payment from the Company (subject to any applicable withholding taxes) in cash equal to the product of (x) the total number of Shares subject to any such stock option and (y) the excess of the Purchase Price over the exercise price per Share subject to such stock option, without any interest thereon. Gerard Toscani will not be exercising stock options which he owns in connection with the Offer.

On November 8, 2001, the Board of Directors unanimously approved the transfer of $1,032,000.00 of the company's funds to a Paris Corporation account for the benefit of Dominic P. Toscani. The Board's action was in recognition of the services rendered by Mr. Toscani as Chairman of the Board and President of Paris Corporation since 1964. Mr. Toscani's employment agreement provides that upon his resignation from Paris Corporation, he will receive all of the funds in the account established for his benefit. Mr. Toscani has advised Paris Corporation that he intends to resign as an officer and director of Paris Corporation upon the tender of his Shares and the completion of this offer.

Except as described herein, based on the Company's records and on information provided to the Company by its directors and executive officers, neither the Company, nor any associate or subsidiary of the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company, nor any associates or affiliates of any of the foregoing, has effected any transactions involving the Shares during the 60 business days prior to the date hereof. Except as otherwise described herein, neither the Company nor, to the best of the Company's knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Under the PBCL, corporations organized under the laws of Pennsylvania are permitted to indemnify their current and former directors, officers, employees and agents under certain circumstances against certain liabilities and expenses incurred by them by reason of their serving in such capacities. The Company's Certificate of Incorporation and Bylaws provide that each director and officer will be indemnified by the Company against liabilities and expenses incurred in connection with any threatened, pending or completed legal action or proceeding to which he or she may be made a party or threatened to be made a party by reason of being a director of the Company or a predecessor company, or serving any other enterprise as a director or officer at the request of the Company. The Company's Bylaws provide that, to the fullest extent that limitations on the liability of directors and officers are permitted by the PBCL, no director or officer of the Company shall have any liability to the Company or its stockholders for monetary damages. PBCL provides that a corporation's certificate of incorporation may include a provision which eliminates or limits the personal liability of its directors or officers to the corporation or its stockholders for money damages for breach of fiduciary duty as a director if the action in question was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Indemnification may not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. The Company has also purchased directors' and officers' liability insurance for the benefit of these persons.

6.  BENEFICIAL  OWNERSHIP  OF  SHARES

The following table sets forth certain information, as of December 31, 2001, regarding the ownership of Shares by each person known by the Company to be the beneficial owner of more than 5% of the outstanding Shares, each director of the Company, each executive officer of the Company, and all executive officers and directors of the Company as a group:


                                                                  AMOUNT AND NATURE OF
                                                                  BENEFICIAL OWNERSHIP    PERCENT
  NAME AND ADDRESS(1) OF STOCKHOLDER . . . . . . . . . . . . . .         (2)              OF CLASS
----------------------------------------------------------------  ---------------------  ---------

Dominic P. Toscani(3) and Nancy C. Toscani . . . . . . . . . . .             1,139,948       33.6%
Frank A. Mattei
1901 Walnut Street
Philadelphia, PA 19103 . . . . . . . . . . . . . . . . . . . . .             1,064,831       31.4%
The Caritas Foundation(4)
700 Hobbs Road
Wayne, PA 19087. . . . . . . . . . . . . . . . . . . . . . . . .               383,835       11.3%
Gerard M. Toscani(5) . . . . . . . . . . . . . . . . . . . . . .               165,010        4.8%
Palmer E. Retzlaff.. . . . . . . . . . . . . . . . . . . . . . .                11,000          *
Oscar Tete . . . . . . . . . . . . . . . . . . . . . . . . . . .                 9,012          *
John Petrycki. . . . . . . . . . . . . . . . . . . . . . . . . .                 7,000          *
Gerald A. Sandusky . . . . . . . . . . . . . . . . . . . . . . .                11,000          *
All executive officers and directors as a group (6) (10 persons)             2,404,508       70.9%

*Less  than  1%
(1) Unless otherwise indicated, the address of each of the stockholders is the address of the Company.

(2)  Beneficial  ownership  includes  both  voting  and  investment  power.

(3) Includes 1,028,197 shares personally held; 47,006 shares held by Paris Corporation Profit Sharing Plan of which Mr. Toscani is the Plan Trustee; 14,745 shares held by Toscani Investment Company, a family partnership; and 45,000 options exercisable as of December 31, 2001.

(4) The Caritas Foundation, a tax exempt organization formed under Section 501(c)(3) of the Internal Revenue Code of 1954, as amended, was organized in 1984 by Dominic P. Toscani to promote the objectives of free enterprise and to support individual freedom. At the present time, the children of Dominic Toscani are the trustees of the foundation.

(5) Includes 58,524 shares personally held; 11,486 shares held by Paris Corporation Profit Sharing Plan; and 95,000 options exercisable as of December 31, 2001.

(6) Includes options currently exercisable individually and all officers as a group (182,000).

7.  FEES  AND  EXPENSES

The following is an estimate of expenses incurred or to be incurred in connection with the Offer. Also see "The Tender Offer -- Fees and Expenses."

Legal  Fees               $  75,000.00
Printing  and  Mailing        7,826.00
Filing  Fees.                 3,063.00
Depositary  Fees.            15,000.00
Information  Agent  Fees      5,000.00
Accountant's  Fees.          17,500.00
Miscellaneous.                5,000.00

Total.                     $128,389.00
======                     ===========





                                THE TENDER OFFER

1.  TERMS  OF  THE  OFFER;  EXPIRATION  DATE

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Company will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not withdrawn in accordance with "The Tender Offer -- Withdrawal Rights" at a price of $4.50 per Share (the "Purchase Price"), net to the seller in cash, without interest thereon. The term "Expiration Date" means 12:00 midnight, New York City time, on March 5, 2002, unless and until the Company, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Company, shall expire.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer," by giving oral or written notice of such extension to the Depositary. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares. See "The Tender Offer -- Withdrawal Rights."

Subject to the applicable regulations of the Commission, the Company also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such Shares were theretofore accepted for payment, payment for, any Shares, pending receipt of any regulatory approval specified in "The Tender Offer -- Certain Legal Matters and Regulatory Approvals," (ii) to terminate the Offer and not accept for payment any Shares upon the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" and (iii) to waive any condition or otherwise amend the Offer in any respect, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. The Company acknowledges that (i) Rule 13e-4(f) under the Exchange Act requires the Company to pay the consideration offered or return the Shares tendered promptly after the termination or withdrawal of the Offer and (ii) the Company may not delay acceptance for payment of, or payment for (except as provided in clause (i) of the first sentence of this paragraph), any Shares upon the occurrence of any of the conditions specified in "The Tender Offer -- Certain Conditions of the Offer" without extending the period of time during which the Offer is open.

Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.

If the Company makes a material change in the terms of the Offer or other information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-3(e)(2), 13e-4(e)(2) and 13e-4(f) under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in the percentage of securities sought, will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

If, prior to the Expiration Date, the Company should decide to decrease the number of Shares being sought or to increase or decrease the consideration being offered in the Offer, such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer and, if at the time notice of any such decrease in the number of Shares being sought or such increase or decrease in the consideration being offered is first published, sent or given to holders of such Shares, the Offer is scheduled to expire at any time earlier than the period ending on the tenth business day from and including the date that such notice is first so published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Pursuant to Rule 14d-11, under the Exchange Act, the Company may, subject to certain conditions, provide a subsequent offering period of from three business days to twenty business days in length following the purchase of Shares on the Expiration Date (the "Subsequent Offering Period"). The Company currently has no intention to provide a Subsequent Offering Period but reserves the right to provide for one if the Gerard Toscani either alone or together with Dominic Toscani, owns less than 90% of the outstanding Shares following expiration of the initial offering period. A Subsequent Offering Period is an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares that had not been purchased in the Offer. A Subsequent Offering Period is not an extension of the Offer which already will have been completed. In the event the Company decides to provide for a Subsequent Offering Period, it will notify the stockholders by means of a public announcement.

During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights and the Company will promptly purchase and pay for any Shares tendered at the same price paid in the Offer. Rule 14d-11 provides that the Company may provide a Subsequent Offering Period so long as, among other things,
(i) the initial twenty business days period of the Offer has expired; (ii) the Company offers the same form and amount of consideration for Shares in the Subsequent Offering Period as in the Offer; (iii) the Company accepts and promptly pays for all Shares tendered during the Offer prior to the Expiration Date; (iv) the Company announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m. New York City time on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period; and (v) the Company immediately accepts and promptly pays for Shares as they are tendered during the Subsequent Offering Period. In the event the Company elects to extend the Subsequent Offering Period, the Company will notify the stockholders consistent with the requirements of the Commission.

PURSUANT TO RULE 14D-7 UNDER THE EXCHANGE ACT, NO WITHDRAWAL RIGHTS APPLY TO SHARES TENDERED DURING THE SUBSEQUENT OFFERING PERIOD. THE OFFER PRICE WILL BE PAID TO STOCKHOLDERS TENDERING SHARES IN THE SUBSEQUENT OFFERING PERIOD.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.  ACCEPTANCE  FOR  PAYMENT  AND  PAYMENT  FOR  SHARES

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Company will accept for payment and pay for (and thereby purchase) all Shares properly tendered and not properly withdrawn prior to the Expiration Date. All questions as to the satisfaction of such terms and conditions will be determined by the Company in its sole discretion, which determination will be final and binding. See "The Tender Offer -- Terms of the Offer; Expiration Date" and "-- Certain Conditions of the Offer."

Upon the terms and subject to the conditions of the Offer, promptly after the latest to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions to the Offer set forth in "The Tender Offer -- Certain Conditions of the Offer" the Company will accept for payment and pay a Purchase Price of $4.50 per Share for any and all Shares properly tendered, and not properly withdrawn. Subject to applicable rules of the Commission, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares pending receipt of any regulatory approvals specified in "The Tender Offer -- Certain Legal Matters and Regulatory Approvals" or in order to comply in whole or in part with any other applicable law.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and
(iii)  any  other  documents  required  under  the  Letter  of  Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Company and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regardless of any delay in making such payment.

The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or the other person), payable on account of the transfer to the person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

3.  PROCEDURES  FOR  ACCEPTING  THE  OFFER  AND  TENDERING  SHARES

In order for a holder of Shares validly to tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

STOCKHOLDERS WHO HOLD SHARES THROUGH BROKERS OR BANKS ARE URGED TO CONSULT THE BROKERS OR BANKS TO DETERMINE WHETHER TRANSACTION COSTS ARE APPLICABLE IF STOCKHOLDERS TENDER SHARES THROUGH THE BROKERS OR BANKS AND NOT DIRECTLY TO THE DEPOSITARY.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH ANY BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer.  The Depositary will establish accounts with respect to the
-------------------
Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at such Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at a Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE
DELIVERY  TO  THE  DEPOSITARY.

Signature  Guarantees.   Signatures  on  all  Letters  of  Transmittal  must  be
---------------------
guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing referred to as an "Eligible Institution"), except in cases where Shares are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. If a Share Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be returned, to a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 6 of the Letter of Transmittal.

Guaranteed Delivery.   If a stockholder desires to tender Shares pursuant to the
-------------------
Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

a.  such  tender  is  made  by  or  through  an  Eligible  Institution;

b. a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company is received prior to the Expiration Date by the Depositary as provided below; and

c. the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or mail or transmitted by telegram or facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by the Company.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the Share Certificates evidencing such Shares, or a Book-Entry Confirmation of the delivery of such Shares, and the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal.

Determination  of  Validity.   All  questions  as  to the number of Shares to be
---------------------------
accepted, the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Company's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Lost, Destroyed or Stolen Certificates.  If any certificates for the Shares have
--------------------------------------
been lost, destroyed or stolen, stockholders should contact the Depositary immediately at the address and telephone number set forth on the back cover of this Offer to Purchase. In such event, the Depositary will forward additional documentation necessary to be completed in order to surrender effectively such lost, destroyed or stolen certificates. The Purchase Price with respect to the relevant Shares will not be paid until the procedures for replacing lost, destroyed or stolen certificates have been followed.

Other  Requirements.  By executing the Letter of Transmittal as set forth above,
-------------------
a tendering stockholder irrevocably appoints designees of the Company as such stockholder's proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Company (and with respect to any and all Shares or other securities issued or issuable in respect of such Shares on or after January 10,
2002). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Company accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such stockholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such stockholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Company will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they in their sole discretion may deem proper at any annual or special meeting of the Company's stockholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise.

TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENT TO CERTAIN STOCKHOLDERS OF THE PURCHASE PRICE OF SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP FEDERAL INCOME TAX WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. IF BACKUP WITHHOLDING APPLIES WITH RESPECT TO A STOCKHOLDER, THE DEPOSITARY IS REQUIRED TO WITHHOLD 31% OF ANY PAYMENTS MADE TO SUCH STOCKHOLDER. SEE INSTRUCTION 11 OF THE LETTER OF TRANSMITTAL.

Tendering  Stockholder's  Representation  and  Warranty;  Company's  Acceptance
-------------------------------------------------------------------------------
Constitutes  an Agreement.  A tender of Shares pursuant to any of the procedures
-------------------------
described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) the stockholder has a "net long position" (as defined in Rule 14e-4 promulgated by the Commission under the Exchange Act) in the Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 and (b) the tender of Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for that person's own account unless, at the time of tender (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and will acquire the Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered the Shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE
WILL  NOT  BE  DEEMED  TO  BE  PROPERLY  TENDERED.

4.  WITHDRAWAL  RIGHTS

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after March 5, 2002. If the Company extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer, the Depositary may, nevertheless, on behalf of the Company, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible
Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

All questions as to the form and validity (including the time of receipt) or any notice of withdrawal will be determined by the Company, in its sole discretion, whose determination will be final and binding. None of the Company, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares."

5.  CERTAIN  FEDERAL  INCOME  TAX  CONSEQUENCES

Sales of Shares by stockholders pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state, local, foreign and other tax laws. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly retroactively. No ruling as to any matter discussed in this summary has been requested or received from the Internal Revenue Service. The federal income tax consequences to a stockholder may vary depending upon the stockholder's particular facts and circumstances.

Under section 302 of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Shares pursuant to the Offer will, as a general rule, be treated as a sale or exchange if the receipt of cash upon such sale (a) is "substantially disproportionate" with respect to the stockholder, (b) results in a "complete redemption" of the stockholder's interest in the Company or (c) is "not essentially equivalent to a dividend" with respect to the stockholder. If any of those three tests is satisfied, a tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Recognized gain or loss will be capital gain or loss, assuming the Shares are held as capital assets, which will be long-term capital gain or loss if the Shares are held for more than one year. If you are a certain type of entity or individual (including insurance companies, tax-exempt organizations, financial institutions or broker dealers, foreign stockholders and stockholders who acquired their shares upon the exercise of options or otherwise as compensation) you may be subject to special rules not discussed below.

Net capital gain recognized by an individual upon the sale of, or otherwise attributable to, a capital asset that has been held for more than one year will generally be subject to tax at a rate not to exceed 20%. Capital gain recognized from the sale of, or otherwise attributable to, a capital asset held for one year or less will be subject to tax at the ordinary income tax rates. Currently, the highest ordinary income tax rate is 38.6%. In addition, capital gain recognized by a corporate taxpayer will be subject to tax at the ordinary income tax rates applicable to corporations. The deductibility of capital losses by individuals and corporations is subject to certain limitations.

In determining whether any of the tests under section 302 of the Code are satisfied, stockholders must take into account not only the shares of Common Stock they actually own, but also any shares of Common Stock they are deemed to own pursuant to the constructive ownership rules of section 318 of the Code. Pursuant to those constructive ownership rules, a stockholder is deemed to own Common Stock actually owned, and in some cases constructively owned, by certain related individuals or entities, and any Common Stock that the stockholder has the right to acquire by exercise of an option or by conversion or exchange of a security. The receipt of cash will be "substantially disproportionate" with respect to a stockholder if, among other things, the percentage of the outstanding Common Stock actually and constructively owned by the stockholder immediately following the sale of Shares pursuant to the Offer (treating as no longer outstanding all Shares purchased pursuant to the Offer) is less than 80% of the percentage of the outstanding Common Stock actually and constructively owned by such stockholder immediately before the sale of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer). Stockholders should consult their tax advisors with respect to the application of the "substantially disproportionate" test to their particular facts and circumstances.

The receipt of cash by a stockholder will result in a "complete redemption" of the stockholder's interest in the Company if all the Common Stock actually and constructively owned by the stockholder is sold pursuant to the Offer or otherwise and, if applicable, the stockholder is eligible to waive and does effectively waive attribution of all Common Stock constructively owned by the stockholder in accordance with section 302(c) of the Code.

Even if the receipt of cash by a stockholder fails to satisfy the "substantially disproportionate" test and the "complete redemption" test such stockholder may nevertheless satisfy the "not essentially equivalent to a dividend" test, if the stockholder's sale of Shares pursuant to the Offer results in a "meaningful reduction" in the stockholder's proportionate interest in the Company. Whether a meaningful reduction has occurred and, therefore, whether the receipt of cash by a stockholder will be "not essentially equivalent to a dividend," will depend upon the individual stockholder's facts and circumstances. Stockholders expecting to rely upon the "not essentially equivalent to a dividend" test should therefore consult their tax advisors as to its application in their particular situations.

If none of the three tests under section 302 is satisfied then, to the extent the Company has sufficient earnings and profits, the tendering stockholder will be treated as having received a dividend includible in gross income (and taxable at ordinary income rates) in an amount equal to the entire amount of cash received by the stockholder pursuant to the Offer (without any offset for such shareholders tax basis in the Shares surrendered).

In the case of a corporate stockholder, if the cash paid is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if, among other things, the corporate stockholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock" within the meaning of section 246A(c) of the Code. Generally, if a dividends-received deduction is available, the dividend may be treated as an "extraordinary dividend" under section 1059(a) of the Code, in which case such corporate stockholder's tax basis in Shares retained by such stockholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the stockholder's basis will generally be treated as capital gain and will be recognized in the taxable year in which the extraordinary dividend is received. If a redemption of Shares from a corporate stockholder pursuant to the Offer is treated as a dividend as a result of the stockholder's constructive ownership of other Common Stock that it has an option or other right to acquire, the portion of the extraordinary dividend not otherwise taxed because of the dividends-received deduction would reduce the stockholder's adjusted tax basis only in its Shares sold pursuant to the Offer, and any excess of such non-taxed portion over such basis would be currently taxable as gain on the sale of such Shares. Except as may otherwise be provided in applicable Treasury regulations, in the case of any redemption of stock which is not pro rata as to all stockholders, any amount treated as a dividend under the rules of section 302 of the Code is treated as an extraordinary dividend without regard to the stockholder's holding period or the amount of the dividend. Corporate stockholders should consult their tax advisors as to the availability of the dividends-received deduction and the application of section 1059 of the Code.

"Backup withholding" at a rate of 31% will apply to payments made to stockholders pursuant to the Offer unless the stockholder has furnished its taxpayer identification number in the manner prescribed in applicable Treasury regulations, has certified under penalties of perjury that such number is correct, has certified as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from a stockholder of Shares under the backup withholding rules generally will be allowed as a refund or a credit against such stockholder's United States federal income tax liability, provided the required information is furnished to the IRS.

To avoid the imposition of the backup withholding, stockholders who are U.S. persons should submit to the Depositary the Form W-9 included with the Letter of Transmittal, and stockholders who are non-U.S. persons should submit to the Depositary form W-8BEN. Stockholders should consult their tax advisors to determine whether or not they will be treated as a U.S. person for purposes of backup withholding.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON THE FEDERAL INCOME TAX LAW NOW IN EFFECT, WHICH IS SUBJECT TO CHANGE, POSSIBLY RETROACTIVELY. THE TAX CONSEQUENCES OF A SALE PURSUANT TO THE OFFER MAY VARY DEPENDING UPON, AMONG OTHER THINGS, THE PARTICULAR CIRCUMSTANCES OF THE TENDERING STOCKHOLDER. NO INFORMATION IS PROVIDED HEREIN AS TO THE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE TRANSACTION CONTEMPLATED BY THE OFFER. STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER AND THE EFFECT OF THE RULES DESCRIBED ABOVE.

6.  PRICE  RANGE  OF  SHARES;  DIVIDENDS

The Shares are listed and principally traded on the Nasdaq market under the ticker symbol "PBFI." The following table sets forth, for the periods indicated, the high and low sales prices per Share reported on the Nasdaq:


                               HIGH     LOW
                               -------  ------

YEAR ENDED DECEMBER 31, 1999:
First Quarter.. . . . . . . .  $2.4375  1.7500
Second Quarter. . . . . . . .   2.3125  2.0000
Third Quarter.. . . . . . . .   2.4375  2.0938
Fourth Quarter. . . . . . . .   2.2500  1.7500

YEAR ENDED DECEMBER 31, 2000:
First Quarter.. . . . . . . .  $2.6250  2.0000
Second Quarter. . . . . . . .   2.1250  1.8750
Third Quarter.. . . . . . . .   2.3750  1.7812
Fourth Quarter. . . . . . . .   2.1875  1.7812

YEAR ENDED DECEMBER 31, 2001:
First Quarter.. . . . . . . .  $2.8750  1.8750
Second Quarter. . . . . . . .   3.6000  2.4375
Third Quarter.. . . . . . . .   3.6000  2.5000
Fourth Quarter. . . . . . . .   3.2300  2.5000


On January 9, 2002, the last day the shares were traded prior to the announcement of the Offer, the last reported sales price per Share as reported on the Nasdaq was $3.35 per share. As of December 31, 2001, the Shares were held by approximately 122 stockholders of record.

During the past 10 years the Company has declared two cash dividends on the Shares; a $0.20 per Share dividend in January 1999 and a $0.10 per Share dividend in March 2000. The Company does not anticipate paying cash dividends on the Shares in the foreseeable future. The Company intends to retain future earnings to finance its operations and to fund the growth of the business. Any payment of future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to the payment of dividends and other factors that the Board of Directors deems relevant.

7.  CERTAIN  INFORMATION  CONCERNING  THE  COMPANY

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase, including financial information, has been furnished by the Company.

General. The Company is a Pennsylvania corporation with its principal executive offices located at 122 Kissel Road, Burlington, New Jersey 08016. The telephone number of the Company at such offices is 609-387-7300. The Company is primarily engaged in the manufacture and distribution of stock and custom business forms; mill cut, value added, and custom cut sheets; and paper handling products for small offices and home offices.

Financial Information. Set forth on the following page is certain summary financial information relating to the Company for the periods indicated. The summary financial information set forth below has been derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended September 30, 2001 (the "Form 10-K") which is incorporated herein by reference. The financial information that follows is qualified in its entirety by reference to such report and other documents, including the financial statements and related notes contained therein. The Company's Forms 10-Q and Form 10-K and other such documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below under "Available Information."


                          SUMMARY FINANCIAL INFORMATION

          Income  Statement  Data:
          -----------------------
                                                September  30,  2001
                                                --------------------

     Net  Sales                                       $  43,049,923
     Gross  Profit                                        5,735,435
     Other  Expenses                                      4,346,344
     Income  from  continuing  operations                 1,389,091
     Income  from  continuing  operations  per  share         0.42
     Net  Income                                          1,389,091
     Basic  Earnings  Per  Share                              0.42
     Weighted  Average  Number  of  Common  Shares        3,270,535



          Balance  Sheet  Data
          --------------------
                                                September  30,  2001
                                               ---------------------

     Current  assets                                   $  19,864,593
     Total  assets                                        22,241,746
     Total  liabilities                                    6,316,015



          Shareholders'  Equity:
          ---------------------
                                                September  30,  2001
                                               ---------------------

     Common  Stock                                     $      15,751
     Additional  paid  in  capital                         8,588,243
     Accumulated  other  comprehensive  income                41,800
     Retained  Earnings                                    9,772,959
     Treasury  stock                                      -2,493,022
     Shareholders'  equity                                15,925,731
     Net  Book  Value  per  Common  Share                      4.87
     Total  Liabilities  and  Shareholders' Equity        22,241,746


Available Information. The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and also should be available for inspection at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may also be obtained by mail, upon payment of the Commission's customary fees, by writing to its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. These materials filed by the Company with the Commission are also available at the Web site of the Commission at http://www.sec.gov.

SPECIAL  CAUTIONARY  NOTICE  REGARDING  FORWARD-LOOKING  STATEMENTS.

This Offer to Purchase contains certain forward-looking statements and information relating to the Company that are based on the beliefs of management as well as assumptions made by and information currently available to management. Such forward-looking statements are principally contained in this section and include, without limitation, the Company's expectation and estimates as to the operating results for the years ended December 31, 2000 through December 31, 2004 and the Company's business operations, including the introduction of new products, future financial performance, including net sales and earnings, cash flows from operations and capital expenditures. In addition, in this and other portions of this Offer to Purchase, the words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions, as they relate to the Company or the Company's management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. In addition to factors that may be described in this Offer to Purchase, the following factors, among others, could cause the actual results to differ materially from those expressed in any forward-looking statements made by the Company: (i) seasonal and cyclical fluctuations in sales in the company's industry; (ii) fluctuations in the price of raw materials,
(iii) difficulties or delays in developing and introducing new products or failure of customers to accept new product offerings; (iv) changes in consumer preferences and the ability of the Company to adequately anticipate such changes; (v) the ability of the Company to maintain relationships with existing dealers and develop relationships with new dealers; (vi) effects of and changes in general economic and business conditions; (vii) actions by competitors, including new product offerings and marketing and promotional successes; (viii) the Company's ability to execute its business plan; and (ix) changes in business strategy or new product lines. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not intend to update these forward-looking statements.

8.  FINANCING  OF  THE  OFFER  AND  THE  SECOND-STEP  TRANSACTION

The total amount of funds required by the Company to consummate the Offer (and to pay related fees and expenses estimated to be approximately $120,000.00) assuming that all Shares not owned by Gerard M. Toscani are validly tendered and not withdrawn, is approximately $15,433,000. The Company plans to finance the Offer using available cash and borrowings from a new credit facility currently under negotiation.

If obtained, the Company plans to repay the new credit facility when due through internally generated funds.

9.  DIVIDENDS  AND  DISTRIBUTIONS

If, on or after January 31, 2002, the Company should declare or pay any dividend on the Shares or make any other distribution (including the issuance of additional shares of capital stock pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Company on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Company's rights under "The Tender Offer -- Certain Conditions of the Offer," (i) the purchase price per Share payable by the Company pursuant to the Offer will be reduced to the extent any such dividend or distribution is payable in cash; and (ii) any non-cash dividend, distribution or right shall be received and held by the tendering stockholder for the account of the Company and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Company, accompanied by appropriate documentation of transfer.

10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ LISTING AND EXCHANGE ACT REGISTRATION

The purchase of Shares by the Company pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by the public. If consummated, the Offer alone, or the Offer followed by the Second-Step Transaction, would also result in a change in the composition of the present board of directors of the Company and a change in the capitalization of the Company.

The Shares are currently "margin securities" under the rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). Among other things, this has the effect of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is likely that, following the tender and purchase of the Shares pursuant to the Offer, the Shares will no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations. In such event, Shares could no longer be used as collateral for margin loans made by brokers.

The Shares are currently registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and to the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. Registration of the Shares under the Exchange Act will be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares.

The termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would render inapplicable certain provisions of the Exchange Act, including requirements that the Company file periodic reports (including financial statements), the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, requirements that the Company's officers, directors and ten-percent stockholders file certain reports concerning ownership of the Company's equity securities and provisions that any profit by such officers, directors and stockholders realized through purchases and sales of the Company's equity securities within any six-month period may be recaptured by the Company. In addition, the ability of "affiliates" of the Company and other persons to dispose of Shares which are "restricted securities" under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for listing on the Nasdaq, American Stock Exchange or other similar exchanges. Except as disclosed in this section and elsewhere in this Offer to Purchase, the Company has no other present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization, liquidation or sale or transfer of a material amount of assets, involving the Company, (iii) any material change in the present dividend policy or indebtedness or capitalization of the Company, (iv) any other material change in the Company's corporate structure or business, or (v) any change in the Company's Certificate of Incorporation, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person.

The Company anticipates that following the Offer, Gerard M. Toscani will cause the Company to change the composition of the Board of Directors by substantially reducing the number of Directors. The persons who are presently officers of the Company will continue in their same positions following consummation of the Offer and the Second-Step Transaction, if it occurs.

11.  CERTAIN  CONDITIONS  OF  THE  OFFER

Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, Shares tendered, if prior to the acceptance for payment of Shares, any of the following conditions exist:

a. there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (i) challenges the making of the Offer, the acquisition of some or all of the Shares pursuant to the Offer or otherwise relates in any manner to the Offer, or (ii) in the Company's reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

b. there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's reasonable judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable to accept for payment or pay for some or all of the Shares, (iii) materially impair the contemplated benefits of the Offer to the Company, or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company and its subsidiaries;

c. there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States, (v) any significant decrease in the market price of the Shares or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable judgment of the Company, have a material adverse effect on the Company's business, operations or prospects or the trading in the Shares, (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof, or (vii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Industrial Companies by an amount in excess of 10% measured from the close of business on January 10, 2001;

d. a tender or exchange offer for any or all of the Shares (other than the Offer), or any merger, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person;

e. (i) any entity, person or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding Shares (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission on or before March 5, 2002), (ii) any such entity, group or person who has filed a Schedule 13D or Schedule 13G with the Commission on or before the Expiration Date shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding Shares, or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire the Company or any of its assets or securities other than in connection with a transaction authorized by the Board of Directors of the Company;

f. any change or changes shall have occurred in the business, financial condition, assets, income, operations, prospects or stock ownership of the Company and its subsidiaries that, in the Company's reasonable judgment, is or may have a material adverse significance to the Company or its subsidiaries, taken as a whole; or

g. the Company (with the approval of a majority of the Board of Directors) shall have agreed that the Company shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder; which, in the reasonable judgment of the Company in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

12.  CERTAIN  LEGAL  MATTERS  AND  REGULATORY  APPROVALS

General. The Company is not aware of any license or other regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by the Company pursuant to the Offer or of any approval or other action by any domestic (federal or state) or foreign governmental, administrative or regulatory authority or agency which would be required prior to the acquisition of Shares by the Company pursuant to the Offer. Should any such approval or other action be required, it is the Company's present intention to seek such approval or action. The Company does not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to the Company's right to decline to purchase Shares if any of the conditions in "The Tender Offer -- Certain Conditions of the Offer" shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, or that certain parts of the businesses of the Company, might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. The Company's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 12. See "The Tender Offer -- Certain Conditions of the Offer."

Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by the Company pursuant to the Offer, however, is not subject to such requirements.

State Takeover Laws. The Company is incorporated under the laws of the Commonwealth of Pennsylvania. In general, Section 2555 of the PBCL prevents an "interested stockholder" (generally a person who beneficially owns, directly or indirectly, shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors, or an affiliate or associate thereof that beneficially owned, directly or indirectly, shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors at any time within the past five years) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Pennsylvania corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company believes that the restrictions contained in Section 2555 of the PBCL applicable to a "business combination" will not apply to the Offer or the Second Step Transaction, if it occurs.

The Company conducts business and New Jersey and, to a lesser extent, in several states in the United States, some of which have enacted takeover laws. The Company does not believe that any state takeover statutes apply to the Offer and has not currently complied with any state takeover statute or regulation. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Second Step Transaction, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Second-Step Transaction, the Company may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Company may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Second-Step Transaction. In such case, the Company may not be obligated to accept for payment any Shares tendered. See "The Tender Offer -- Certain Conditions of the Offer."

Litigation. To the best knowledge of the Company, no lawsuits have been filed relating to the Offer or the Second-Step Transaction.

13.  FEES  AND  EXPENSES

Except as set forth below, the Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer.

The Company has retained Wharton Valuation Associates, Inc. ("Wharton") to act as its financial advisor in connection with the Offer. The engagement letter, as amended, between the Company and Wharton (the "Engagement Letter") provides that the Company is required to pay Wharton (a) a retainer fee of $7,500.00 upon the signing of the Engagement Letter, plus an additional fee of $7,500.00; and (b) an opinion fee (the "Opinion Fee") of $5,000.00. In addition, the Engagement Letter between the Company and Wharton provides that the Company will indemnify Wharton and certain related persons against certain liabilities, including liabilities under securities laws, arising out of its engagement. Wharton has not rendered investment banking or other advisory services to the Company in the past, but it may render such services to the Company in the future.

The Company has retained MacKenzie Partners to act as Information Agent and Mellon Investor Services LLC to act as Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

No fees or commissions will be payable by the Company to brokers, dealers or other persons (other than fees to the Information Agent as described above) for soliciting tenders of Shares pursuant to the Offer. Stockholders holding Shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender Shares through such brokers or banks and not directly to the Depositary. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in Instruction 6 in the Letter of Transmittal.

14.  MISCELLANEOUS

The Company is not aware of any jurisdiction in which the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Company will make a good faith effort to comply with any such state statute. If, after such good faith effort, the Company cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

The Company has filed with the Commission a Tender Offer Statement on Schedule TO under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. Such Schedules and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in "The Tender Offer -- Certain Information Concerning the Company" (except that they will not be available at the regional offices of the Commission).

                                   SCHEDULE I

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following table sets forth the names and ages of the members of the Board of Directors of the Company as of December 31, 2001 and the year in which they were first elected directors of the Company. Unless a director has been appointed to fill a vacancy or to fill a position that was created by increasing the number of directors, each director serves for a term ending at the annual shareholders' meeting following the annual meeting at which elected. Each director serves until such director's successor is elected and qualified or until such director's earlier death, resignation or removal. The Board of Directors presently consists of seven members.

     Name and Age(1)                        Director Since                 Principal Occupations a
    ------------------                     -----------------               Position with the Company
                                                                           --------------------------

    Dominic P. Toscani, Sr., 73                 1964                       President, Chief Executive
                                                                           Officer, Treasurer and
                                                                           Chairman of the Company since
                                                                           1969

    Palmer E. Retzlaff, 70                      1993                       President of Southwest Grain Co.,
                                                                           Inc., Edinburg, TX since 1976

    Frank A. Mattei, 82                         1986                       Orthopedic Surgeon.  Former
                                                                           Consultant to Company and
                                                                           Principal Shareholder the past
                                                                           five years

    Oscar Tete, 76                              1986                       Retired, 1990.  Previously,
                                                                           Executive Vice President of
                                                                           First Fidelity Bank, Burlington,
                                                                           New Jersey since 1972

    Gerard M. Toscani, 41                       1992                       Senior Vice President of the
                                                                           Company since 1990 and
                                                                           Secretary since 1997

    John Petrycki, 61                           1995                       Retired, 1995. Previously
                                                                           President and Chief Executive
                                                                           Officer of PNC Bank,
                                                                           Southcentral PA

    Gerald A. Sandusky, 57                      2000                       Retired, 1999.  Previously,
                                                                           Defensive coordinator of Penn
                                                                           State University Football since
                                                                           1968.  Founder and Chairman of
                                                                           the Board of the Second Mile
                                                                           Foundation.

(1) The address for each director is 122 Kissel Road, Burlington, New Jersey 08016, the address of the Company's principal executive offices.


                                   SCHEDULE II

                    SUMMARY OF STOCKHOLDER DISSENTERS' RIGHTS
             AND TEXT OF SECTION 1930 AND SUBCHAPTER D OF CHAPTER 15
            OF THE PENNSYLVANIA BUSINESS CORPORATION LAW (THE "PBCL")
              THE FOLLOWING IS ONLY A SUMMARY OF THE PROCEDURES FOR
               STOCKHOLDERS SEEKING DISSENTERS' RIGHTS PRESCRIBED
          BY THE PBCL AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT
                OF SECTION 1930 AND SUBCHAPTER D OF CHAPTER 15 OF
                           THE PBCL AS SET FORTH BELOW

GENERAL

If the Second-Step Transaction is implemented through a merger, the stockholders who have not tendered their shares will have certain rights to dissent and demand appraisal of and receive payment in cash of the fair value of their shares. In accordance with Section 1930 and Subchapter D of the PBCL, in order for a stockholder to exercise dissenters' rights, such stockholder must deliver to the Company written notice of such stockholder's intent to demand payment for shares in the event the Second-Step Transaction is approved. To be eligible for dissenters' rights, the stockholder must not vote in favor of the Second-Step Transaction or consent to such in writing. The PBCL distinguishes between record holders and beneficial owners. You may assert dissenters' rights as to fewer than all the shares registered in your name only if you are not the beneficial owner of the shares with respect to which you do not exercise dissenters' rights.

Any record holder may assert dissenters' rights on behalf of the beneficial owner. If you are a registered owner and you wish to exercise dissenters' rights on behalf of the beneficial owner, you must disclose the name and address of the person or persons on whose behalf you dissent. In that event, your rights shall be determined as if the dissenting shares and the other shares were registered in the names of the beneficial holders.

A beneficial owner of Paris Corporation common stock who is not also the record holder, may assert dissenters' rights. If you are a beneficial owner who is not the record holder and you wish to assert your dissenters' rights you must submit a written consent of the record holder to the Secretary of Paris Corporation prior to the vote, but in no event later than the Paris Corporation special meeting. You may not dissent with respect to some but less than all shares you own.

DISSENTERS'  RIGHTS  PROCEDURES

Notice  of  Intention  to Dissent.      If you wish to exercise your dissenters'
---------------------------------
rights, you must follow the procedures set forth in this Schedule II. You must file a written notice of intention to demand the fair value of your shares with the Secretary of Paris Corporation prior to the vote, but in no event later than the Paris Corporation special meeting. You must not make any change in your beneficial ownership of Paris Corporation shares from the date you file the notice until the effective time of the merger. You must refrain from voting your shares for the adoption of the merger.

Notice  of  Approval.     If  the  Paris  Corporation  shareholders  approve the
--------------------
merger, Paris Corporation will mail a notice to all dissenters' who filed a notice of intention to dissent prior to the vote on the merger proposal and who refrained from voting for the adoption of the merger. Paris Corporation expects to mail the notice of approval promptly after the merger. The notice of approval will state where and when a demand for payment must be sent and where the certificates for eligible shares must be deposited in order to obtain payment. The notice of approval will also supply a form for demanding payment which includes a request for certification of the date on which the holder, or the person on whose behalf the holder dissents, acquired beneficial ownership of the shares. The demand form will be accompanied by a copy of Subchapter D.

If you assert your dissenters' rights, you must ensure that Paris Corporation receives your demand form and your certificates on or before the demand deadline. All mailings to Paris Corporation are at your risk. Accordingly, Paris Corporation recommends that your notice of intention to dissent, demand form and stock certificates be sent by certified mail only, by overnight courier or by hand delivery.

If you fail to file a notice of intention to dissent, fail to complete and return the demand form, or fail to deposit stock certificates with Paris Corporation, each within the specified time periods, you will lose your dissenters' rights under Subchapter D. You will retain all rights of a shareholder, or beneficial owner, until those rights are modified by completion of the merger.

Payment  of  Fair  Value  by  Paris  Corporation.   Upon  timely  receipt of the
------------------------------------------------
completed demand form, the PBCL requires Paris Corporation to either: remit to dissenters' who complied with the procedures, the amount Paris Corporation estimates to be the fair value for such dissenting shares; or give written notice that no such remittance will be made.

Paris Corporation will determine whether to make such a remittance or to defer payment for such shares until completion of the necessary appraisal proceedings. Paris Corporation may consider the number of shares, if any, with respect to which shareholders dissented and any objections that may be raised with respect to the standing of the dissenting shareholder.

Return  of  Deposited  Certificates.     If Paris Corporation does not remit the
------------------------------------
amount of its estimate of the fair value of the shares, it will return any deposited certificates with a notation that a demand for payment in accordance with Subchapter D has been made. If shares carrying this notation are transferred after that, each new certificate issued may bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares will not acquire by this transfer any rights in Paris Corporation other than those which the original dissenter had after making demand for payment of their fair value.

Dissenting  Shareholders  Estimate  of  Fair Value.   If Paris Corporation gives
---------------------------------------------------
notice of its estimate of the fair value of your shares, without remitting this amount, or remits payment of its estimate of the fair value of your shares and you believe that the amount remitted or stated is less than the fair value of such shares, you may send to Paris Corporation your own estimate of the fair value of the shares. Such estimate shall be deemed a demand for payment of the amount of the deficiency. If you do not file a holder's estimate within 30 days after the mailing by Paris Corporation of its remittance or notice, you will only be entitled to the amount stated in the notice or remitted to you by Paris Corporation.

Resort  to  Court  for  Relief.       If,  after the later of, 60 days after the
------------------------------
completion of the merger or after the timely receipt of any holder's estimate, demands remain unpaid, Paris Corporation may file an application for relief, requesting the court determine the fair value of the shares. We cannot assure you that Paris Corporation will file this application.

In the court proceeding, all dissenters, wherever residing, whose demands have not been settled will be made parties to any such appraisal proceeding. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. Each dissenter made a party will be entitled to recover an amount equal to the fair value of the dissenter's shares, plus interest, or if Paris Corporation previously remitted any amount to the dissenter, any amount by which the fair value of the dissenter's shares is found to exceed the amount previously remitted, plus interest.

If Paris Corporation fails to file an application for relief, any dissenter who made a demand and who has not already settled his or her claim against Paris Corporation may file an application for relief in the name of Paris Corporation any time within 30 days after the later of the expiration of the 60-day period after the merger or the timely receipt of any holder's estimate. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid Paris Corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

Costs and Expenses of Court Proceedings.     The costs and expenses of the court
---------------------------------------
proceedings, including the reasonable compensation and expenses of the appraiser appointed by the court, will be determined by the court and assessed against Paris Corporation. The court may, however, apportion and assess any part of the costs and expenses of court proceedings as it deems appropriate against all or some of the dissenters' who are parties and whose action in demanding supplemental payment the court finds to be in bad faith. If Paris Corporation fails to comply substantially with the requirements of Subchapter D, the court may assess fees and expenses of counsel and of experts for the parties as it deems appropriate against Paris Corporation and in favor of any or all dissenters. The court may assess fees and expenses of counsel and experts against either Paris Corporation or a dissenter, if the court finds that a party acted in bad faith. If the court finds that the services of counsel for any dissenter substantially benefited other dissenters' similarly situated and should not be assessed against Paris Corporation, it may award counsel reasonable fees to be paid out of the amounts awarded to the dissenters' who benefited.

No  Right  to  an  Injunction.       Under  Pennsylvania  corporate law, a Paris
-----------------------------
Corporation shareholder has no right to obtain, in the absence of fraud or fundamental unfairness, an injunction against the merger proposal, nor any right to valuation and payment of the fair value of the holder's shares because of the merger proposal, except to the extent provided by the dissenters' rights provisions of Subchapter D. Pennsylvania corporate law also provides that, absent fraud or fundamental unfairness, the rights and remedies provided by Subchapter D are exclusive.

Pennsylvania Business Corporation Law of 1988, as Amended, Provisions For Dissenting Shareholders

SUBCHAPTER  D.--DISSENTERS  RIGHTS.

(ss.)  1571.  Application  and  effect  of  subchapter.

(a) General rule.--Except as otherwise provided in subsection (b), any shareholder (as defined in Section 1572 (relating to definitions of a business corporation)) shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, only where this part expressly provides that a shareholder shall have the rights and remedies provided in this subchapter. See:

Section  1906(c)  (relating  to  dissenters  rights  upon  special  treatment).

Section  1930  (relating  to  dissenters  rights).

Section  1931(d)  (relating  to  dissenters  rights  in  share  exchanges).

Section  1932(c)  (relating  to  dissenters  rights  in  asset  transfers).

Section  1952(d)  (relating  to  dissenters  rights  in  division).

Section  1962(c)  (relating  to  dissenters  rights  in  conversion).

Section  2104(b)  (relating  to  procedure).

Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

Section  2325(b)  (relating  to  minimum  vote  requirement).

Section  2704(c)  (relating  to  dissenters  rights  upon  election).

Section  2705(d)  (relating  to  dissenters  rights  upon  renewal of election).

Section  2904(b)  (relating  to  procedure).

Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

Section  7104(b)(3)  (relating  to  procedure).

(b) Exceptions.--(1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, or on the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares are either:

(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii)  held  beneficially  or  of  record  by  more  than  2,000  persons.

(2) Paragraph (1) shall not apply to and dissenter's rights shall be available without regard to the exception provided in that paragraph in the case of:

(i)  (Repealed).

(ii) Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.

(iii) Shares entitled to dissenter's rights under section 1906(c) (relating to dissenter's rights upon special treatment).

(3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

(c) Grant of optional dissenters rights.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholder to dissenters rights.

(d) Notice of dissenter's rights.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenter's rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

(2)  a  copy  of  this  subchapter.

(e) Other statutes.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

(f) Certain provisions of articles ineffective.--This subchapter may not be relaxed by any provision of the articles.

(g) Computation of beneficial ownership. For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common on in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.

(h) Cross references.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to de facto transaction doctrine abolished), 1763(c) (relating to determination of shareholders of record) and 2512 (relating to dissenters rights procedure).

(ss.)  1572.  Definitions.

The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

Corporation. The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

Dissenter. A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

Fair value. The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

Interest. Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

Shareholder. A shareholder as defined in Section 1103 (relating to definitions), or an ultimate beneficial owner of shares, including without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.

(ss.)  1573.  Record  and  beneficial  holders  and  owners.

(a) Record holders of shares.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

(b) Beneficial owners of shares.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

(ss.)  1574.  Notice  of  intention  to  dissent.

If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

(ss.)  1575.  Notice  to  demand  payment.

(a) General rule.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

(1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

(2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

(3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

(4)  Be  accompanied  by  a  copy  of  this  subchapter.

(b) Time for receipt of demand for payment.--The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

(ss.)  1576.  Failure  to  comply  with  notice  to  demand  payment,  etc.

(a) Effect of failure of shareholder to act.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

(b) Restriction on uncertificated shares.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

(c) Rights retained by shareholder.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

(ss.)  1577.  Release  of  restrictions  or  payment  for  shares.

(a) Failure to effectuate corporate action.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

(b) Renewal of notice to demand payment.--When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

(c) Payment of fair value of shares.--Promptly after effectuation of the proposed corporation action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

(1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

(2)  A  statement of the corporation's estimate of the fair value of the shares.

(3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

(d) Failure to make payment.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenters had after making demand for payment of their fair value.

(ss.)  1578.  Estimate  by  dissenter  of  fair  value  of  shares.

(a) General rule.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

(b) Effect of failure to file estimate.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

(ss.)  1579.  Valuation  proceedings  generally.

(a)  General  rule.--Within  60  days  after  the  latest  of:

(1)  Effectuation  of  the  proposed  corporate  action;

(2) Timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

(3) Timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

If any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

(b) Mandatory joinder of dissenters.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

(c) Jurisdiction of the court.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

(d) Measure of recovery.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

(e) Effect of corporation's failure to file application.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

(ss.)  1580.  Costs  and  expenses  of  valuation  proceedings.

(a) General rule.-- The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.

(b) Assessment of counsel fees and expert fees where lack of good faith appears.--Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

(c) Award of fees for benefits to other dissenters.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.

(ss.)  1930.  Dissenter's  rights.

(a) General rule.--If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

(b)  Plans  adopted by directors only.--Except as otherwise provided pursuant to section 1571(c) (relating to grant of optional dissenters rights), Subchapter D of Chapter 15 shall not apply to any of the shares of a corporation that is a party to a merger or consolidation pursuant to section 1924(b)(1)(i) (relating to adoption by board of directors).

(c) Cross references.--See sections 1571(b) (relating to exceptions) and 1904 (relating to de facto transaction doctrine abolished).

                                  SCHEDULE III


                  OPINION OF WHARTON VALUATION ASSOCIATES, INC.


                       WHARTON VALUATION ASSOCIATES, INC.
                                  P.O. BOX 2042
                          LIVINGSTON, NEW JERSEY  07039
                            TELEPHONE (973) 992-4979
                            FACSIMILE (973) 992-1128



                              November  27,  2001




Board  of  Directors
Paris  Corporation
122  Kissel  Road
Burlington,  New  Jersey  08016

Dear  Members  of  the  Board:

You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Paris Corporation (the "Company") of the consideration proposed to be paid to them in connection with the proposed tender offer (the "Tender Offer") by the Company (the "Buyer"), for all of the outstanding common stock of the Company, not currently owned by Gerard Toscani. It is our understanding that pursuant to a Tender Offer, the stockholders of the Company will receive consideration of $4.50 in cash for each share of common stock held by them.

In arriving at our opinion, we have reviewed (i) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported market prices for certain other companies' securities deemed comparable; (ii) publicly available terms of certain transactions involving companies involved in similar lines of businesses as the Company and the consideration received for such companies; (iii) current and historical market prices of the common stock of the Company; (iv) the audited financial statements of the Company for the fiscal years ended September 30, 1996 through 2000 and draft financial statements prepared for the fiscal year ended September 30, 2001; (v) certain other unaudited financial statements and financial analyses prepared by the Company and its management for the fiscal years ended September 30, 1997 through 2001; (vi) financial forecasts prepared by the Company and its management; (vii) historical audited financial statements of Signature Corporation; (viii) certain unaudited financial statements and financial analyses prepared by the Company and its management for Signature Corporation for the fiscal years ended September 30 2000 and 2001; (ix) financial forecasts for Signature Corporation prepared by the Company and its management.

In addition, we have held discussions with certain members of management of the Company with respect to certain aspects of the Tender Offer, and the past and current business operations of the Company and Signature Corporation, the financial condition and future prospects and operations of the Company and Signature Corporation, and certain other matters we believed necessary or appropriate to our inquiry. We have also held conversations with a legal representative of the Company regarding the Tender Offer. And we have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purpose of this opinion.

In rendering our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefore. We have not conducted any valuations or appraisals of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses and forecast relate.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

Wharton Valuation Associates, Inc., will receive a fee from the Company in connection with the preparation of this opinion. Our fee is not contingent upon our determination of fairness, from a financial point of view, to the Company's stockholders.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the consideration to be paid to the Company's stockholders pursuant to the terms of the proposed Tender Offer is fair, from a financial point of view, to such stockholders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Tender Offer. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Tender Offer. This opinion may not be disclosed, referred to, or communicated (in whole or part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any matter without our prior written approval and must be treated as confidential.

Very  truly  yours,

WHARTON  VALUATION  ASSOCIATES,  INC.


By:  /Andrew  Shaiman/
     -----------------
     Andrew  Shaiman,  President

                     EXHIBIT (A)(2) - LETTER OF TRANSMITTAL
                     --------------------------------------


                              LETTER OF TRANSMITTAL
                        TO TENDER SHARES OF COMMON STOCK
                                       OF
                                PARIS CORPORATION
                        PURSUANT TO THE OFFER TO PURCHASE
                             DATED JANUARY 31, 2002

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 5, 2002, UNLESS THE OFFER IS EXTENDED.

                        THE DEPOSITARY FOR THE OFFER IS:
                          MELLON INVESTOR SERVICES LLC
                               (THE "DEPOSITARY")

     By  Mail:                Window  Facility:          Overnight  Delivery:

Reorganization  Dept.       Reorganization  Dept.       Reorganization Dept.
P.O.  Box 3301              160 Broadway, 13th Fl.      85  Challenger Road
Hackensack, NJ 07606        New York, NY  10271         Mail  Stop-Reorg
                                                        Ridgefield Park,  NJ
                                                                       07660


DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

The undersigned delivers to you the enclosed certificate(s) representing Shares, details of which are as follows:


                         DESCRIPTION OF SHARES TENDERED
                         ------------------------------
                      (Attach Additional List if Necessary)



Name(s) and Address(es) of                                 Total Number of Shares         Total Number of Shares Being
--------------------------                                 ----------------------         ----------------------------
Registered Holder(s)*       Share Certificate Number(s)**  Evidenced by Certificate**              Tendered***
--------------------------  -----------------------------  ----------------------------            -----------


-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------

* Should be exactly as Name(s) appear(s) on Share Certificate(s) and Share(s) Tendered Share Certificate(s)
** Need not be completed by shareholders delivering Shares by book-entry transfer.
***If you desire to tender fewer than all Shares evidenced by any certificates listed above, please indicate in this column the number of shares you wish to tender. Otherwise, all shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.



                    NOTE: SIGNATURES MUST BE PROVIDED BELOW.
               PLEASE READ THE INSTRUCTION SET FOR THIS LETTER OF
                             TRANSMITTAL CAREFULLY.

This Letter of Transmittal is to be completed by stockholders either if certificates evidencing Shares (as defined below) are to be forwarded herewith or if delivery of Shares is to be made by book-entry transfer to the Depositary's account at The Depository Trust Company (hereinafter referred to as the "Book-Entry Transfer Facility") pursuant to the book-entry transfer procedure described in "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase (as defined below).

Stockholders whose certificates evidencing Shares ("Share Certificates") are not immediately available or who cannot deliver their Share Certificates or the book-entry transfer of the Shares into the Depositary's Account at the Book-Entry Transfer Facility ("Book-Entry Confirmation") and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in "The Tender Offer -- 1. Terms of the Offer; Expiration Date" of the Offer to Purchase) and who wish to tender their Shares must do so pursuant to the guaranteed delivery procedure described in "The Tender Offer -- 3. Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase. See Instruction 2.

DELIVERY  OF  DOCUMENTS  TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE
DELIVERY  TO  THE  DEPOSITARY.

[ ] CHECK HERE IF ANY OF THE SHARE CERTIFICATES THAT YOU OWN AND WISH TO TENDER HAVE BEEN LOST, DESTROYED OR STOLEN. (See Instruction 9.)

[ ] Check here if shares are being delivered by book-entry transfer to the Depositary's account at the book-entry transfer facility and complete the following:

Name  of  the  Tendering  Institution:

Account  Number:

Transaction  Code  Number:

[ ] Check here if shares are being tendered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:

Name(s)  of  Registered  Holder(s):

Window  Ticket  Number:

Date  of  Execution  of  Notice  of  Guaranteed  Delivery:

Name  of  Institution  which  Guaranteed  Delivery:

If  delivery  is  book-entry  transfer,  give  the  following:

     Book-Entry  Transfer  Facility  Account  Number:

     Transaction  Code  Number:

Ladies  and  Gentlemen:

The undersigned hereby tenders to Paris Corporation, a Pennsylvania Corporation (the "Company"), the above-described shares of Common Stock, par value $0.004 per share, of the Company (all such shares of common stock, from time to time outstanding being, collectively, the "Shares") pursuant to the Company's offer to purchase any and all Shares, at $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2002 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively, constitute the "Offer").

Subject to, and effective upon, acceptance for payment of the Shares tendered herewith, in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby and all dividends, distributions (including, without limitation, distributions of additional Shares) and rights declared, paid or distributed in respect of such Shares on or after January 31, 2002 (collectively, "Distributions") and irrevocably appoints the Depositary the true and lawful agent and attorney-in-fact of the undersigned with respect to such Shares and all Distributions, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (i) deliver Share Certificates evidencing such Shares and all Distributions, or transfer ownership of such Shares and all Distributions on the account books maintained by the Book-Entry Transfer Facility, together, in either case, with all accompanying evidences of transfer and authenticity, to or upon the order of the Company, (ii) present such Shares and all Distributions for transfer on the books of the Company, and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares and all Distributions, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants that the undersigned has full power and authority to tender, sell, assign and transfer the Shares tendered hereby and all Distributions, that when such Shares are accepted for payment by the Company, the Company will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges and encumbrances, and that none of such Shares and Distributions will be subject to any adverse claim. The undersigned, upon request, shall execute and deliver all additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Shares tendered hereby and all Distributions. In addition, the undersigned shall remit and transfer promptly to the Depositary for the account of the Company all Distributions in respect of the Shares tendered hereby, accompanied by appropriate documentation of transfer, and pending such remittance and transfer or appropriate assurance thereof, the Company shall be entitled to all rights and privileges as owner of each such Distribution and may withhold the entire purchase price of the Shares tendered hereby, or deduct from such purchase price the amount or value of such Distribution as determined by the Company in its sole discretion.

No authority herein conferred or agreed to be conferred shall be affected by, and all such authority shall survive, the death or incapacity of the undersigned. All obligations of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

The undersigned understands that tenders of Shares pursuant to any one of the procedures described in the Offer to Purchase under "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares" and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer. The Company's acceptance of such Shares for payment will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

Unless otherwise indicated herein in the box entitled "Special Payment Instructions," please issue the check for the purchase price of all Shares purchased, and return all Share Certificates evidencing Shares not purchased or not tendered in the name(s) of the registered holder(s) appearing above under "Description of Shares Tendered." Similarly, unless otherwise indicated in the box entitled "Special Delivery Instructions," please mail the check for the purchase price of all Shares purchased and all Share Certificates evidencing Shares not tendered or not purchased (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of Shares Tendered." In the event that the boxes entitled "Special Payment Instructions" and "Special Delivery Instructions" are both completed, please issue the check for the purchase price of all Shares purchased and return all Share Certificates evidencing Shares not purchased or not tendered in the name(s) of, and mail such check and Share Certificates to, the person(s) so indicated. The undersigned recognizes that the Company has no obligation, pursuant to the Special Payment Instructions, to transfer any Shares from the name of the registered holder(s) thereof if the Company does not purchase any of the Shares tendered hereby.


SPECIAL  PAYMENT  INSTRUCTIONS                SPECIAL  DELIVERY  INSTRUCTIONS
(SEE  INSTRUCTIONS  1,  5,  6  AND  7)        SEE INSTRUCTIONS  1, 5, 6, AND 7)

To be completed ONLY if the check for the     To be completed ONLY if the check
purchase price of Shares and/or Share         for the purchase price of Shares
Certificate evidencing Shares not             and/or Share Certificate
tendered or not accepted for purchase         evidencing Shares not tendered
are to be issued in the name of someone       or not accepted for purchase are
other than the name(s) of the registered      to be mailed to someone other
holder(s) appearing above under               than to the undersigned or to
"Description of Shares Tendered" or if        the undersigned at an address
Shares tendered hereby and delivered by       other than that appearing above
book-entry transfer which are not             under "Description of Shares
purchased are to be returned by credit        Tendered."
to an account at the Book-Entry Transfer
Facility other than that designated
above.

Issue   [  ]  Check                           Mail [  ] Check
        [  ]  Share  Certificate(s)  to:           [  ] Share Certificate(s) to:

Name:  ____________________________           Name: ____________________________
        (PLEASE  PRINT)                             (PLEASE  PRINT)

Address:  _________________________           Address: _________________________

          _________________________                    _________________________

          _________________________                    _________________________



________________________________________________
TAX  IDENTIFICATION  OR  SOCIAL  SECURITY  NUMBER
     (SEE  SUBSTITUTE  FORM  W-9  BELOW)

                               IMPORTANT SIGN HERE
          (ALSO COMPLETE SUBSTITUTE FORM W-9 OR W-8. SEE INSTRUCTION 9)


_______________________________________________________________________
                           (SIGNATURE(S) OF HOLDER(S))



Dated:  ______________________,  2002

(Must be signed by registered holder(s) exactly as name(s) appear(s) on stock certificate(s) or on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please set forth full title and see Instruction 5.)

                                 (PLEASE PRINT)

Name(s):  __________________________________________________________________

Capacity  (full  title):
____________________________________________________________________________

Address(include  zip  code):
____________________________________________________________________________

Area  Code  and  Telephone  Number:
____________________________________________________________________________

Tax  Identification  or  Social  Security  No.  if  U.S.  resident:

____________________________________________________________________________
(SEE  SUBSTITUTE  FORM  W-9)



                            GUARANTEE OF SIGNATURE(S)
                    (IF REQUIRED -- SEE INSTRUCTIONS 1 AND 5)

                     FOR USE BY FINANCIAL INSTITUTIONS ONLY
        FINANCIAL INSTITUTIONS: PLACE MEDALLION GUARANTEE IN SPACE BELOW

Name  of  Firm:  ___________________________________________________________

Authorized  Signature:  ____________________________________________________

Name:  _____________________________________________________________________

Address: ___________________________________________________________________

Area  Code  and  Telephone  Number: ________________________________________

Dated: _____________________________________________________________________

                   INSTRUCTIONS FORMING PART OF THE TERMS AND
                             CONDITIONS OF THE OFFER

1. GUARANTEE OF SIGNATURES. All signatures on this Letter of Transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing being referred to as an "Eligible Institution"), unless
(i) this Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares) tendered hereby and such holder(s) has (have) completed neither the box entitled "Special Payment Instructions" nor the box entitled "Special Delivery Instructions" or (ii) such Shares are tendered for the account of an Eligible Institution. See Instruction 5.

2. DELIVERY OF LETTER OF TRANSMITTAL AND SHARE CERTIFICATES. This Letter of Transmittal is to be used either if Share Certificates are to be forwarded herewith or if Shares are to be delivered by book-entry transfer pursuant to the procedure set forth under "The Tender Offer. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase. Share Certificates evidencing all physically tendered Shares, or a confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of all Shares delivered by book-entry transfer as well as a properly completed and duly executed Letter of Transmittal, or an Agent's Message, in the case of a book-entry transfer, and any other documents required by this Letter of Transmittal, must be received by the Depositary prior to the Expiration Date (as defined under "The Tender Offer. Terms of the Offer; Expiration Date" in the Offer to Purchase). If Share Certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.

Stockholders whose Share Certificates are not immediately available, who cannot deliver their Share Certificates and all other required documents to the Depositary prior to the Expiration Date or who cannot complete the procedure for delivery by book-entry transfer on a timely basis may tender their Shares pursuant to the guaranteed delivery procedure described under "The Tender Offer. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase. Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution; (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Company, must be received by the Depositary prior to the Expiration Date; and (iii) the Share Certificates evidencing all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility of all Shares delivered by book-entry transfer, in each case together with a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent's Message, in the case of a book-entry transfer, and any other documents required by this Letter of Transmittal, must be received by the Depositary within three NASDAQ SmallCap Market ("NASDAQ") trading days after the date of execution of such Notice of Guaranteed Delivery, all as described under "The Tender Offer. Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.

The method of delivery of this Letter of Transmittal, Share Certificates and all other required documents is at the option and risk of the tendering shareholder, including delivery through the Book-Entry Transfer Facility, and the delivery will be deemed made only when actually received by the Depositary.

If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. By execution of this Letter of Transmittal, all tendering shareholders waive any right to receive any notice of the acceptance of their Shares for payment.

3. INADEQUATE SPACE. If the space provided herein under "Description of Shares Tendered" is inadequate, the Share Certificate numbers, the number of Shares evidenced by such Share Certificates and the number of Shares tendered should be listed on a separate schedule and attached hereto.

4. PARTIAL TENDERS. (Not applicable to stockholders who tender by book-entry transfer). If fewer than all the Shares evidenced by any Share Certificate delivered to the Depositary herewith are to be tendered hereby, fill in the number of Shares that are to be tendered in the box entitled "Number of Shares Tendered." In such cases, new Share Certificate(s) evidencing the remainder of the Shares that were evidenced by the Share Certificates delivered to the Depositary herewith will be sent to the person(s) signing this Letter of Transmittal, unless otherwise provided in the box entitled "Special Delivery Instructions" on the reverse hereof, as soon as practicable after the expiration or termination of the Offer. All Shares evidenced by Share Certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated.

5. SIGNATURES ON LETTER OF TRANSMITTAL; STOCK POWERS AND ENDORSEMENTS. If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Share Certificates evidencing such Shares without alteration, enlargement or any other change whatsoever.

If any Shares tendered hereby is owned of record by two or more persons, all such persons must sign this Letter of Transmittal.

If any of the Shares tendered hereby are registered in the names of different holders, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Shares.

If this Letter of Transmittal is signed by the registered holder(s) of the Shares tendered hereby, no endorsements of Share Certificates or separate stock powers are required, unless payment is to be made to, or Share Certificates evidencing Shares not tendered or not purchased are to be issued in the name of, a person other than the registered holder(s), in which case, the Share Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such Share Certificate(s). Signatures on such Share Certificate(s) and stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Shares tendered hereby, the Share Certificate(s) evidencing the Shares tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such Share Certificate(s). Signatures on such Share Certificate(s) and stock powers must be guaranteed by an Eligible Institution.

If this Letter of Transmittal or any Share Certificate or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person's authority so to act must be submitted.

6. STOCK TRANSFER TAXES. Except as otherwise provided in this Instruction 6, the Company will pay all stock transfer taxes with respect to the sale and transfer of any Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price of any Shares purchased is to be made to, or Share Certificate(s) evidencing Shares not tendered or not purchased are to be issued in the name of, a person other than the registered holder(s), the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person or otherwise) payable on account of the transfer to such other person will be deducted from the purchase price of such Shares purchased, unless evidence satisfactory to the Company of the payment of such taxes, or exemption therefrom, is submitted. Except as provided in this Instruction 6, it will not be necessary for transfer tax stamps to be affixed to the Share Certificates evidencing the Shares tendered hereby.

7. SPECIAL PAYMENT AND DELIVERY INSTRUCTIONS. If a check for the purchase price of any Shares tendered herewith is to be issued, or Share Certificate(s) evidencing Shares not tendered or not purchased are to be issued, in the name of a person other than the person(s) signing this Letter of Transmittal or if such check or any such Share Certificate is to be sent to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal but at an address other than that shown in the box entitled "Description of Shares Tendered" on the reverse hereof, the appropriate boxes on the reverse of this Letter of Transmittal must be completed. Shareholders delivering Shares tendered herewith by book-entry transfer may request that Shares not purchased be credited to such account maintaining at the Book-Entry Transfer Facility as such Shareholders may designate in the box entitled "Special Payment Instructions" on the reverse hereof. If no such instructions are given, all such Shares not purchased will be returned by crediting the account at the Book-Entry Transfer Facility as the account from which such Shares were delivered.

8. QUESTIONS AND REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES. Questions and requests for assistance may be directed to the Information Agent. Additional copies of the Offer to Notice Purchase and the Notice of Guaranteed Delivery may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.

9. LOST, DESTROYED OR STOLEN CERTIFICATES. If any certificate representing shares has been lost, destroyed or stolen, the shareholder immediately should notify the Depository, Mellon Investor Services LLC. The shareholder will then be instructed as to the steps that must be taken in order to replace the certificate. The purchase price with respect to the relevant Shares will not be paid until the procedures set for replacing lost, destroyed or stolen certificates have been followed.

10. SUBSTITUTE FORM W-9. Each tendering shareholder is required to provide the Depositary with a correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9, which is provided under "Important Tax Information" below, and to certify, under penalties of perjury, that such number is correct and that such shareholder is not subject to backup withholding of federal income tax. If a tendering shareholder has been notified by the Internal Revenue Service that such shareholder is subject to backup withholding, such shareholder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such shareholder has since been notified by the Internal Revenue Service that such shareholder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the tendering shareholder to 31% federal income tax withholding on the payment of the purchase price of all Shares purchased from such shareholder. If the tendering shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such shareholder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% on all payments of the purchase price to such shareholder until a TIN is provided to the Depositary.

IMPORTANT: THIS LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED (TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND SHARE CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE "THE TENDER OFFER -- TERMS OF THE OFFER; EXPIRATION DATE" OF THE OFFER TO PURCHASE).

                            IMPORTANT TAX INFORMATION

Under the federal income tax law, a stockholder whose tendered Shares are accepted for payment is required by law to provide the Depositary (as payer) with such shareholder's correct TIN on Substitute Form W-9 below. If such stockholder is an individual, the TIN is such stockholder's social security number. If the Depositary is not provided with the correct TIN, the stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service and payments that are made to such stockholder with respect to Shares purchased pursuant to the Offer may be subject to backup withholding of 31%. In addition, if a stockholder makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for such a statement, a $500 penalty may also be imposed by the Internal Revenue Service.

Certain stockholders (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, such individual must submit a statement, signed under penalties of perjury, attesting to such individual's exempt status. Forms of such statements can be obtained from the Depositary. See the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional instructions. A stockholder should consult his or her tax advisor as to such stockholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the stockholder. Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.


                         PURPOSE OF SUBSTITUTE FORM W-9

To prevent backup withholding on payments that are made to a stockholder with respect to Shares purchased pursuant to the Offer, the stockholder is required to notify the Depositary of such stockholder's correct TIN by completing the form below certifying that (a) the TIN provided on Substitute Form W-9 is correct (or that such stockholder is awaiting a TIN) and (b) that (i) such stockholder has not been notified by the Internal Revenue Service that such stockholder is subject to backup withholding as a result of a failure to report all interest or dividends or (ii) the Internal Revenue Service has notified such stockholder that such stockholder is no longer subject to backup withholding.


                       WHAT NUMBER TO GIVE THE DEPOSITARY

The stockholder is required to give the Depositary the social security number or employer identification number of the record holder of the Shares tendered hereby. If the Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report. If the tendering shareholder has not been issued a TIN and has applied for a number or intends to apply for a number in the near future, the shareholder should write "Applied For" in the space provided for the TIN in Part I, and sign and date the Substitute Form W-9. If "Applied For" is written in
Part I and the Depositary is not provided with a TIN within 60 days, the Depositary will withhold 31% of all payments of the purchase price to such shareholder until a TIN is provided to the Depositary.

                   PAYER'S NAME:  MELLON INVESTOR SERVICES LLC
                   -------------------------------------------

SUBSTITUTE  FORM  W-9  DEPARTMENT  OF  THE  TREASURY  INTERNAL  REVENUE  SERVICE

PAYER'S  REQUEST  FOR  TAXPAYER  IDENTIFICATION  NUMBER (TIN) AND CERTIFICATIONS


PART I - Please provide your TIN in PART III and certify by signing and dating below

PART II - For Payees exempt from backup withholding, see enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 and complete as instructed

PART  III  -  Social  Security  Number OR Employer Identification Number (TIN)*:
_____________________________

*  If  awaiting  TIN  write  "Applied  For"


CERTIFICATION.  UNDER  PENALTIES  OF  PERJURY,  I  CERTIFY  THAT:

(1) The Number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding either because I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS. You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreported interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines

Signature:    _________________________________   Date:  ____________________


NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENT MADE TO YOU IN RESPECT OF PARIS CORPORATION COMMON STOCK. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS. YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING YOUR TIN.





                 CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION

I certify under penalties of perjury that a TIN has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver such an application in the near future. I understand that if I do not provide a TIN by the time of payment, all reportable payments made to me thereafter will be subject to a 31% backup withholding tax.


Signature:  _________________________________     Date:  _____________________


The Letter of Transmittal and certificates evidencing Shares and any required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at its address set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent.

IMPORTANT: THIS LETTER OF TRANSMITTAL PROPERLY COMPLETED AND DULY EXECUTED (TOGETHER WITH ANY REQUIRED SIGNATURE GUARANTEES AND SHARE CERTIFICATES OR CONFIRMATION OF BOOK-ENTRY TRANSFER AND ALL OTHER REQUIRED DOCUMENTS) OR A PROPERLY COMPLETED AND DULY EXECUTED NOTICE OF GUARANTEED DELIVERY MUST BE RECEIVED BY THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (AS DEFINED IN THE "THE TENDER OFFER -- TERMS OF THE OFFER; EXPIRATION DATE" OF THE OFFER TO PURCHASE).

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY OTHER REQUIRED DOCUMENTS SHOULD BE SENT OR DELIVERED BY EACH STOCKHOLDER OF THE COMPANY OR HIS BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE TO THE
DEPOSITARY  AT  ONE  OF  ITS  ADDRESSES  SET  FORTH  BELOW.

                        THE DEPOSITARY FOR THE OFFER IS:
                          MELLON INVESTOR SERVICES LLC
                             (THE  "DEPOSITARY")


By  Mail:                   Window  Facility:             Overnight  Delivery:

Reorganization  Dept.      Reorganization  Dept.        Reorganization Dept.
P.O.  Box 3301             160 Broadway, 13th  Fl.      85  Challenger Road
Hackensack, NJ 07606       New York, NY  10271          Mail  Stop-Reorg
                                                        Ridgefield  Park,  NJ
                                                                        07660

Questions or requests for assistance may be directed to the Information Agent, Mackenzie Partners, Inc. at its address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A stockholder may also contact brokers, dealers, commercial banks or trust Companies for assistance concerning the Offer.


                     The Information Agent for the Offer is:

                                   [Logo of:]
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                       Email: proxy@mackenziepartners.com

                 EXHIBIT (A)(3) - NOTICE OF GUARANTEED DELIVERY
                 ----------------------------------------------


                          NOTICE OF GUARANTEED DELIVERY

                                       FOR

                        TENDER OF SHARES OF COMMON STOCK

                                       OF

                                PARIS CORPORATION

                                       TO

                                PARIS CORPORATION


                    (NOT TO BE USED FOR SIGNATURE GUARANTEES)

This Notice of Guaranteed Delivery, or a form substantially equivalent hereto, must be used to accept the Offer (as defined below) if (i) certificates representing shares of common stock, par value $0.004 per share (the "Shares") of Paris Corporation, a Pennsylvania corporation, are not immediately available,
(ii) the procedure for book-entry transfer cannot be completed prior to the Expiration Date (as defined in the Offer to Purchase) or (iii) time will not permit all required documents to reach the Depositary prior to the Expiration Date. The Notice of Guaranteed Delivery may be delivered by hand, transmitted by facsimile transmission or mailed to the Depositary. See "THE TENDER OFFER --
Section 3 -- Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.


                        The Depositary for the Offer is:


                          MELLON INVESTOR SERVICES LLC


By  Mail:                   Window  Facility:             Overnight  Delivery:

Reorganization  Dept.      Reorganization  Dept.        Reorganization Dept.
P.O.  Box 3301             160 Broadway, 13th  Fl.      85  Challenger Road
Hackensack, NJ 07606       New York, NY  10271          Mail  Stop-Reorg
                                                        Ridgefield  Park,  NJ
                                                                        07660


                           BY FACSIMILE TRANSMISSION:
                                 (201)  296-4293

                   CONFIRM RECEIPT OF FACSIMILE BY TELEPHONE:
                                 (201) 296-4860


DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an "Eligible Institution" under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal or an Agent's Message (as defined in the Offer to Purchase) and Certificates representing the Shares to the Depositary within the time period specified herein. Failure to do so could result in financial loss to the Eligible Institution.

Ladies  and  Gentlemen:

The undersigned hereby tenders to Paris Corporation, a Pennsylvania corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 and the related Letter of Transmittal, receipt of which is hereby acknowledged, the number of shares set forth below of the common stock, par value $0.004 per share (the "Shares") of Paris Corporation., a Pennsylvania corporation, pursuant to the guaranteed delivery procedures described under "THE TENDER OFFER -- Section 3 -- Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase.



                             (PLEASE TYPE OR PRINT)




Number  of  Shares  Tendered:
-----------------------------


Certificate  No.  (if  available):
----------------------------------

Check  box  if  Shares  will  be  tendered  by  book-entry  transfer:  [  ]


Account  Number:
----------------



Name(s)  of  Record  Holder(s):
-------------------------------



Address(es):
------------



Area  Code  and  Telephone  No.:
--------------------------------



Signature(s)  of  Holder(s):
----------------------------



Dated:     ______________________,  2002

                                    GUARANTEE
                    (NOT TO BE USED FOR SIGNATURE GUARANTEES)

The undersigned, a firm which is a member of the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an "Eligible Institution"), guarantees to deliver to the Depositary, either Certificates evidencing the Shares tendered hereby, in proper form for transfer, or confirmation of book-entry transfer of such Shares into the Depositary's account at _____________________________________________________, in each case with delivery of a properly completed and duly executed Letter of Transmittal, with any required signature guarantees, or an Agent's Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other required documents, within three (3) Nasdaq National Market trading days of the date hereof.

The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such Eligible Institution.


                              PLEASE TYPE OR PRINT



Name  of  Firm:             ________________________________


Authorized  Signature:      ________________________________



Address:                                             Name:
                                                     -----


                                                     Title:
                                                     ------



Area  Code  and  Telephone  No.:                     Dated:
                                                     ------



NOTE: DO NOT SEND CERTIFICATES FOR SHARES WITH THIS NOTICE. CERTIFICATES SHOULD BE SENT ONLY WITH YOUR LETTER OF TRANSMITTAL.

   EXHIBIT (A)(4) - LETTER TO BROKERS, DEALERS, BANKS, TRUST COMPANIES AND OTHER
   -----------------------------------------------------------------------------
                                    NOMINEES
                                    --------


                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                PARIS CORPORATION

                                       BY

                                PARIS CORPORATION



THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 5, 2002, UNLESS THE OFFER IS EXTENDED.


                                January 31, 2001



To  Brokers,  Dealers,  Commercial  Banks,  Trust  Companies And Other Nominees:

We have been appointed by Paris Corporation, a Pennsylvania corporation ("Purchaser" or "PBFI"), to act as Information Agent in connection with Purchaser's offer to purchase all outstanding shares of its own common stock, par value $0.004 per share (as defined in the Offer to Purchase) (the "Shares), at $4.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with any amendments or supplements thereto, constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

THE  OFFER  IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED.
THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER -- SECTION 12 -- CERTAIN CONDITIONS TO THE OFFER." ALL SHARES PROPERLY TENDERED AND NOT PROPERLY WITHDRAWN WILL BE PURCHASED AT THE PURCHASE PRICE, UPON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE OFFER.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.     Offer  to  Purchase  dated  January  31,  2002;

2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Please snote that facsimile copies of the Letter of Transmittal may NOT be used to tender Shares;

3. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to the Depositary, or if the procedures for book-entry transfer cannot be completed on a timely basis, prior to the expiration of the Offer;

4. A letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.     A  return  envelope  addressed  to  Mellon  Investor  Services  LLC  (the
"Depositary").

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for Shares which are validly tendered prior to the Expiration Date and not thereafter properly withdrawn when, as and if Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment pursuant to the Offer. Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account maintained at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures described in "THE TENDER OFFER -- Section 3 -- Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (ii) a properly completed and duly executed Letter of Transmittal or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (iii) all other documents required by the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay or cause to be paid all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 5, 2002, UNLESS THE OFFER IS EXTENDED.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal, with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the Instructions set forth in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the Expiration Date of the Offer, a tender may be effected by following the guaranteed delivery procedures specified in "THE TENDER OFFER -- Section 3 -- Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to the Information Agent, and additional copies of the enclosed materials may be obtained from the Information Agent at its address and telephone number set forth below.

                                Very truly yours,

                                PARIS CORPORATION



NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AN AGENT OF PBFI, THE INFORMATION AGENT, THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER, OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.


                     The Information Agent for the Offer is:

                                   [Logo of:]
                            MacKenzie Partners, Inc.
                               105 Madison Avenue
                            New York, New York 10016
                          (212) 929-5500 (Call Collect)
                                       or
                          CALL TOLL-FREE (800) 322-2885

                       Email: proxy@mackenziepartners.com

   EXHIBIT (A)(5) - LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, BANKS, TRUST
   ----------------------------------------------------------------------------
                          COMPANIES AND OTHER NOMINEES
                          ----------------------------


                           OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                                PARIS CORPORATION

                                       AT

                               $4.50 NET PER SHARE

                                       BY

                                PARIS CORPORATION




THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 5, 2002, UNLESS THE OFFER IS EXTENDED.


                                January  31, 2002


To  Our  Clients:

Enclosed for your consideration are the Offer to Purchase dated January 31, 2002 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") in connection with the offer by Paris Corporation, a Pennsylvania Corp., (the "Purchaser" or "PBFI"), to purchase all outstanding shares of its own common stock, par value $0.004 per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 31, 2002 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") enclosed herewith.

WE ARE THE HOLDER OF RECORD (DIRECTLY OR INDIRECTLY) OF SHARES HELD FOR YOUR ACCOUNT. A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD OR OUR NOMINEES AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE ENCLOSED LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer.

Your  attention  is  invited  to  the  following:

1.  The  Offer  price  is  $4.50 per Share, net to you in cash without interest.

2.  The  Offer  is  being  made  for  all  outstanding  Shares.

3. The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See "THE TENDER OFFER -- Section 12 -- Certain Conditions to the Offer." All Shares properly tendered and not properly withdrawn will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer.

4. The Offer and withdrawal rights expire at 12:00 midnight, New York City time, on March 5, 2002, unless the Offer is extended.

5. Any stock transfer taxes applicable to the sale of Shares to Purchaser pursuant to the Offer will be paid by Purchaser, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

This Offer is made solely by the Offer to Purchase and the related Letter of Transmittal and is being made to all holders of outstanding Shares. Purchaser is not aware of any state in which the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdiction in which the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form attached to this letter. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in your instructions. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

     INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ALL OF THE
             OUTSTANDING SHARES OF COMMON STOCK OF PARIS CORPORATION

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated January 31, 2002 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer") in connection with the Offer by Paris Corporation, a Pennsylvania corporation, to purchase all outstanding shares of its own common stock, par value $.004 per share (as defined in the Offer to Purchase) (the "Shares").

This will instruct you to tender the number of Shares indicated below (or if no number is indicated below, all Shares) held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.



Dated:                    ,  2002
           ----------------------



Number  of  Shares  to  be  Tendered:*



Signature(s)



Print  or  Type  Name(s)



Address(es)



Area  Code  and  Telephone  Number(s)




Tax  ID  or  Social  Security  Number(s)





*UNLESS OTHERWISE INDICATED, IT WILL BE ASSUMED THAT ALL SHARES HELD BY US FOR YOUR ACCOUNT ARE TO BE TENDERED.

EXHIBIT (A)(6) - GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER
-------------------------------------------------------------------------------
                             ON SUBSTITUTE FORM W-9
                             ----------------------


             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                         (SECTION REFERENCES ARE TO THE
                   INTERNAL REVENUE CODE OF 1986, AS AMENDED)

GUIDELINES FOR DETERMINING THE PROPER TAXPAYER IDENTIFICATION NUMBER ("TIN") TO GIVE THE PAYER--Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

You must enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number ("ITIN"). Enter it in the social security number box. If you do not have an ITIN, see HOW TO GET A TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, using your EIN may result in unnecessary notices to the person requesting your TIN.




FOR  THIS  TYPE  OF  ACCOUNT:              GIVE  THE SOCIAL SECURITY NUMBER OF:
-----------------------------              ------------------------------------

1.    Individual                              The  individual

2.    Two  or  more                           The  actual  owner  of  the
      individuals  (joint                     account  or,  if  combined
      account)                                funds,  the  first  individual
                                              on  the  account (1)


3.    Custodian  account  of  a  minor        The  minor
      (Uniform  Gift  to  Minors  Act)

4.    a.  The  usual  revocable  savings      The  grantor-trustee  (1)
      trust  (grantor  is  also  trustee)

      b.  So-called  trust  account that      The actual owner(1)
      is  not  a  legal  or  valid  trust
      under state  law

5.    Sole  proprietorship                    The  owner  (3)


FOR THIS TYPE OF ACCOUNT:             GIVE THE EMPLOYER IDENTIFICATION  NUMBER
-------------------------             OF:
                                      -----------------------------------------

6.    A valid trust account,          Legal  entity  (4)
      estate, or pension  trust

7.    Corporate                       The  corporation

8.    Religious, charitable,          The  corporation
      or educational organization
      account

9.    Partnership                     The  partnership

10.   Association, club  or other     The  organization
      tax-exempt  organization

11.   A  broker or nominee account    The  broker  or  registered nominee




FOR THIS TYPE OF ACCOUNT:             GIVE THE EMPLOYER IDENTIFICATION  NUMBER
-------------------------             OF:
                                      ----------------------------------------

12.  Account  with  the Department    The  public  entity
     of Agriculture  in  the  name
     of  a  public entity  (such
     as  a  State  or  local
     government school  district
     or  prison)  that  receives
     agricultural  progress  payments.



(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished

(2)   Circle  the  minor's  name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use your SSN or if you have one, your EIN.

(4) List first and circle the name of the valid trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: IF NO NAME ABOVE THE SIGNATURE LINE IS LISTED WHEN MORE THAN ONE NAME APPEARS IN THE REGISTRATION, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE
FIRST  NAME  APPEARING  IN  THE  REGISTRATION.

             GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
                          NUMBER ON SUBSTITUTE FORM W-9
                         (SECTION REFERENCES ARE TO THE
                   INTERNAL REVENUE CODE OF 1986, AS AMENDED)


PURPOSE OF FORM--A person who is required to file an information return with the IRS must get your correct TIN to report, for example, income paid to you, real estate transactions, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien) to give your correct TIN to the person requesting your TIN and, when applicable, (1) to certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) to certify you are not subject to backup withholding, or (3) to claim exemption from backup withholding if you are an exempt payee. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester a completed Form W-8, Certificate of Foreign Status.

WHAT IS BACKUP WITHHOLDING?--Persons making certain payments to you must withhold and pay to the IRS 30.5% of such payments under certain conditions. This is called "backup withholding." Payments that could be subject to backup withholding include interest, dividends, broker and barter exchange transactions, rents, royalties, non-employee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

If you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return, payments you receive will not be subject to backup withholding. Payments you received will be subject to backup withholding if:

1.    You  do  not  furnish  your  TIN  to  the  requester,  or

2.    The  IRS  tells  the  requester  that  you  furnished an incorrect TIN, or

3. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

4. You do not certify to the requester that you are not subject to backup withholding (for reportable interest and dividend accounts opened after 1983 only), or

5.    You  do  not  certify  your  TIN

Certain payees and payments are exempt from backup withholding and information reporting. See below.

HOW TO GET A TIN: If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5 from your local Social Security Administration office. Get Form W-7 to apply for an ITIN or Form SS-4 to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-Form (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, check the box titled "Applied For" in the space for the TIN, sign and date the form, and give it to the requester.

NOTE: Checking the box titled "Applied For" on the form means that you have already applied for a TIN OR that you intend to apply for one soon.

As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and give it to the requester.


PAYEES  EXEMPT  FROM  BACKUP  WITHHOLDING

Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. Enter your correct TIN in Part
I,  write  "Exempt"  in  Part  II,  and  sign  and  date  the  form.

PRIVACY ACT NOTICE--Section 6109 requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or MSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 30.5% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.



PENALTIES

(1) FAILURE TO FURNISH YOUR TIN--If you fail to furnish your TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) CIVIL PENALTY FOR FALSE INFORMATION WITH RESPECT TO WITHHOLDING--If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a penalty of $500.

(3) CRIMINAL PENALTY FOR FALSIFYING INFORMATION--Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) MISUSE OF TINS--If the requester discloses or uses TINs in violation of Federal law, the requester may be subject to civil and criminal penalties.

The following is a list of payees exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except the payee listed in item (9). For broker transactions, payees listed in (1) through (13) and a person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7).

(1) An organization exempt from tax under section 501(a), or an IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(2)  The  United  States  or  any  of  its  agencies  or  instrumentalities.

(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4) A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(5)  An  international organization or any of its agencies or instrumentalities.

Other  payees  that  may  be  exempt  from  backup  withholding  include:

(6)  A  corporation.

(7)  A  foreign  central  bank  of  issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10)  A  real  estate  investment  trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12)  A  common  trust  fund  operated  by  a  bank  under  section  584(a).

(13)  A  financial  institution.

(14)  A  middleman  known in the investment community as a nominee or custodian.

(15)  A  trust  exempt  from tax under section 664 or described in section 4947.

Payments that are not subject to information reporting also are not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N, and their regulations.


FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

                                     ------
   EXHIBIT (D) - EMPLOYMENT AGREEMENT DATED NOVEMBER 8, 2001 BETWEEN DOMINIC P.
   ----------------------------------------------------------------------------
                          TOSCANI AND PARIS CORPORATION
                          -----------------------------


     EMPLOYMENT  AGREEMENT

     THIS AGREEMENT, effective as of the 8th day of November, 2001, between PARIS CORPORATION, a New Jersey corporation, its successors, assigns and any entity in which it holds a majority ownership interest (including Paris Business Products, Inc and Signature Corporation) (collectively "Employer"), and DOMINIC
P. TOSCANI, Sr., an adult individual residing in the Commonwealth of Pennsylvania ("Employee").

     WITNESSETH

     WHEREAS, the parties desire to enter into an Employment Agreement whereby Employee will be employed by and will render services to Employer, on the terms and conditions hereinafter set forth;

WHEREAS, the parties desire to protect the integrity of the Employer's business and competition against it by the Employee upon the termination of employment; and

WHEREAS, the parties desire to compensate the Employee for his agreement not to compete against Employer upon the termination of his employment.

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE  1:     EMPLOYMENT  AND  TERMS
                ----------------------

SECTION 1.1 - Employer agrees to employ Employee in the capacity as Chairman, President and Chief Executive Officer and Employee hereby accepts such employment subject to all the terms and conditions of this Agreement for the current calendar year and for a term of one (1) year beginning on the 1st day of January, 2002 ("Term").

SECTION 1.2 - The Term of this Agreement, shall be extended automatically for additional one (1) year increments at the end of the then current calendar year, unless written notice to terminate employment by either party is received at least thirty (30) days prior to the end of the then current calendar year.

SECTION 1.3 - Employee agrees that upon termination of Employment, he will deliver to Employer any and all files, records, forms, contracts, lists of names of customers and/or other business data which has come into his possession by reason of his employment with Employer. Additionally, the Employee shall be bound by the provisions of Article 5, during the term of and after the termination of his employment

SECTION 1.4 - As of the effective date of this Agreement, Employer shall transfer funds in the amount of One Million Thirty-Two Thousand Dollars ($1,032,000.00) to Dreyfus account numbered C9598205 ("Funds"). Employee shall be vested with all authority over the direction of investment of said Funds. Employer agrees that upon termination of this Agreement other than for "just cause" as defined under section 4.5, Employer shall transfer the balance of said Funds to Employee in return for Employee's covenant not to compete with Employer for three (3) years from the date of said termination. Unless Employee is terminated for just cause as defined under section 4.5, Employer shall be deemed to have turned over all control of said Funds to Employee subject only to the forfeiture provisions contained under section 5.6. This Agreement shall serve as sufficient documentation to authorize Dreyfus and its agents to transfer all Funds to Employee immediately upon the date of termination unless written notice is provided by Employer to stating that termination was for just cause in which case said Funds shall be held in escrow by Dreyfus pending written agreement by the parties, or judicial resolution of the same. Any increase or decrease in the value of said Funds shall pass to the benefit or detriment of Employee as an increase or decrease in the amount of his compensation in return for his covenant not to compete.

ARTICLE  2:  DUTIES
             ------

SECTION 2.1 - Employee shall perform the duties as described in the job description as presently maintained, whether in the Bylaws of Employer or otherwise and as it is changed by Employer for the position of Chief Executive Officer. Notwithstanding anything contained in this Agreement to the contrary, any change or modification of Employee's job description shall be limited to performing acts within the bounds of customary and reasonable functions of a Chief Executive Officer.

SECTION 2.2 - Subject to the limitation of Section 2.1, Employer shall be permitted to modify the job description as it deems necessary or desirable and to direct, control and supervise the duties to be performed, manner of performance and time for performing Employee's duties.

ARTICLE  3:  COMPENSATION
             ------------

SECTION 3.1 - Employee's annual salary during the Term, payable annually and other benefits are set forth on the attached Exhibit "A."

     SECTION 3.2 - Employee's salary is payable on the normal payroll cycle of Employer.

     SECTION 3.3 - The salary paid to Employee shall be reviewed annually, on each annual anniversary date of this Agreement, by the Board of Directors of Employer and adjusted upward as determined by the Board in their sole discretion. The amount of the upward change in salary shall be based on job performance and Employee's increased value to Employer.

SECTION 3.4 - Employee shall be reimbursed for out-of-pocket expenses related to Employer's business. Employee agrees to provide Employer with itemized expense vouchers for all expenses incurred prior to Employee being reimbursed therefore by Employer.

     SECTION 3.5 - Except as otherwise set forth herein and on the attached Schedule A attached hereto. Employee shall receive the benefits package Employer provides to all employees.

SECTION 3.6 - Employee shall be entitled to receive stock options for Employer's stock ("Options"). Schedule B sets forth the following: 1) class of stock for which Options apply; 2) vesting schedule for Options to be received by Employee;
3) price to be paid by Employee to exercise Options; and 4) date Options shall expire.

ARTICLE  4:  TERMINATION  OF  EMPLOYMENT
             ---------------------------

SECTION 4.1 - The Term of this Agreement and the period of Employee's employment under this Agreement shall be automatically extended year to year for additional periods of one (1) year following the expiration of the then current year unless terminated by either party pursuant to Article 1 herein.

SECTION 4.2 - Anything to the contrary notwithstanding, upon the effective date of such employment termination (and the transfer of Funds by Employer to Employee), all rights, duties, and obligations of both parties to this Agreement shall cease, with the exception of Employee's obligations under Articles 5 and 6 of this Agreement.

SECTION 4.3 - In the event that Employee is unable to perform his duties for a period of twelve (12) months due to permanent disability or otherwise because of sickness, accident, injury, mental incapacities, or health as may be determined by written reports issued by two (2) physicians to be chosen by the Board of Directors, this Agreement, or any extension thereof, shall terminate. In the event of Employee's disability, Employer shall pay the Funds under
Section 1.4 as disability benefits. For purposes of this Section 4.3, Employer shall pay all compensation due through the then current term and all accrued benefits (including those payable under Section 1.4) in one lump sum within thirty (30) days of the date of Employee's termination due to disability.

SECTION 4.4 - In the event Employee dies, this Agreement, or any extension thereof, shall terminate. In the event of Employee's death, Employer shall pay the Funds under Section 1.4 as death benefits. For purposes of this Section 4.4, Employer shall pay all compensation due through the then current term and all accrued benefits (including those payable under Section 1.4) in one lump sum within thirty (30) days of the date of Employee's death.
SECTION 4.5 - Employer may terminate Employee pursuant to a vote of the majority of the Board of Directors deciding to terminate Employee for "just cause." For purposes of this Section, "just cause" is defined as the Employee's conviction of a felony; or conduct inappropriate for the Chief Executive Officer of Employer that has had a material adverse impact on the Employer. Thereafter, this Agreement, or any extension thereof, shall terminate.

ARTICLE  5:     CONFIDENTIAL  AND  PROPRIETARY  INFORMATION
                -------------------------------------------

SECTION  5.1  -  Confidential  Information  - shall mean all memoranda, records,
                 -------------------------
files, customer lists, market research, product information and related documents or information in whatever form, (inclusive of hard copy, computer tapes and disc or other electronic media) and all other information identified as confidential by Employer during the term of employment of Employee, that Employee has access to prior to, or during employment.

SECTION  5.2  -  Proprietary  Information  -  shall  mean  all property and
                 ------------------------
information regarding Employer's business including without limitation, and by way of example only, operations, market structure, processes, data, programs, designs, marketing plans, strategies, forecasts, business plans, services, financial information, corporate records, budgets, projections, customers, suppliers, prices, costs, patents, trademarks, trade secrets, trade names, service marks, copyrights and all other information identified as proprietary by Employer during the term of employment of Employee, that Employee has access to prior to, during or after the termination of his employment.

SECTION  5.3  -  Ownership  -  Employee  agrees  and  understands  that all
                 ---------
Confidential and Proprietary Information is and shall remain the sole and exclusive property of Employer, that Employee shall have no right, title, or interest of any kind or nature in the Confidential or Proprietary Information, and upon termination of employment, Employee shall forthwith and without making copies return all such Confidential and Proprietary Information to Employer, upon the request by the Employer.

SECTION 5.4 - Employee shall not during the term of this Agreement, during any renewals hereof, or at any time thereafter except in the good faith performance of his duties hereunder, disclose or reveal to any unauthorized person any Confidential or Proprietary Information of or pertaining to Employer or relating to Employer's business and the business of its owners, shareholders, directors and/or officers, subsidiaries or affiliates, or to any of the businesses operated by them, and Employee confirms that such Confidential or Proprietary Information constitutes the exclusive property of Employer.

SECTION 5.5 - Employee understands and agrees that the Confidential or Proprietary Information is confidential and proprietary in nature and that the misuse or disclosure of the Confidential or Proprietary Information to others or its use for Employee's own benefit shall constitute a breach of trust and cause irreparable injury to Employer. Employee acknowledges, understands and agrees that it is necessary for the protection of Employer's goodwill and maintenance of Employer's market position that Employee comply with the terms of Article 5 of this Agreement. Employee further understands and agrees that any breach of
Article  5  would  constitute  unfair  competition  with  Employer.

SECTION 5.6 - Agreement Not To Compete - In addition to the other provisions contained in this Article 5, unless authorized by the unanimous vote of the Board of Directors of Employer, during the period ending with the last day of the then current Term, including any extension thereof, as set forth in Article 1 and continuing for a term of three (3) years thereafter, Employee shall not engage, directly or indirectly (as owner, employee, consultant, or otherwise), in any activity that competes with or is benefited by the Corporation's Business and activities ancillary thereto. For the purposes of this Agreement, the Corporation's Business shall generally mean the sale of paper and related paper products, along with other such business ventures in which the Employer has had an investment interest. Nothing herein shall prohibit Employee from owning up to a five percent (5%) interest in any publicly held company, which is or may be deemed to be a competitor of Employer.

ARTICLE  6:     COMPANY'S  REMEDIES  UPON  BREACH
                ---------------------------------

SECTION 6.1 - Employee acknowledges that Employer's remedy at law for a breach by him of the provisions of Article 5 hereof will be inadequate. Accordingly, in the event of the breach or threatened breach by Employee of Article 5 of this Agreement, Employer shall be entitled to equitable relief, including an injunction denying Employee the right to continue the breach of the terms of
Article 5, and such other relief or remedy Employer may have at law. If any of the provisions of or covenants contained in Article 5 or in this Article 6 are hereafter construed to be invalid or unenforceable in any jurisdiction, the same shall not affect the remainder of the provisions or the enforceability thereof in any other jurisdiction, which shall be given full effect, without regard to the invalidity or unenforceability in such other jurisdiction. Without limiting the foregoing remedies to Employer, Employee agrees that in the event of a breach of sections 5.6 above, Employee shall forfeit and repay to Employer such portion of the compensation paid to him upon termination of this Agreement under section  1.4  as  follows:

Yr  of  breach          Amount  of  forfeiture
--------------          ----------------------

     1                    $1,032,000.00

     2                    $  688,000.00

     3                    $  344,000.00


     Employee represents, warrants and covenants that he shall maintain the requisite level of liquidity to repay this obligation in the event of forfeiture under the terms of this Agreement.

ARTICLE  7:     NOTICES
                -------

SECTION 7.1 - All notices, offers, or exercises of options required or permitted by this Agreement shall be in writing and sufficiently given only if mailed by certified or registered mail, return receipt requested, to the parties at the addresses set forth below, or at such other address as the parties may have specified in a notice duly given to the other parties as provided in this section:


     If  to  Employer  to:

Paris  Corporation
122  Kissel  Road
Burlington,  NJ  08016
Attn:  Board  of  Directors

    With  a  required  copy  to:

Mitchell  T.Grayson,  Esq.
Gerstein  Grayson,  LLP
20  Kings  Highway  West
Haddonfield,  NJ  08033

     If  to  Employee  to:

DOMINIC  P.  TOSCANI,  SR.
700  Hobbs  Road
Wayne,  PA  19087

     With  a  required  copy  to:

Thomas  F.  Toscani,  Esq.
Peck  Young  &  VanSant
Widener  Building  -  Mezzanine
One  South  Penn  Square
Philadelphia,  PA  19107

     Except as otherwise expressly provided herein, all notices given by mail shall be deemed as given when mailed.

ARTICLE  8:     MODIFICATION  OF  AGREEMENT
                ---------------------------

SECTION 8.1 - This Agreement may not be modified except by an instrument in writing and signed by the parties hereto.

ARTICLE  9:  SEVERABILITY
             ------------

SECTION 9.1 - If, for any reason, any provision of this Agreement is held invalid, such invalidity shall not affect any other provisions of this Agreement not held so invalid, and each such other provision shall to the full extent consistent with law continue in full force and effect. If any provisions of this Agreement shall beheld invalid in part, such invalidity shall in no way affect the rest of such provision not held so invalid, and the rest of such provision, together with all other provisions of this Agreement, shall to the full extent consistent with law continue in full force and effect.

ARTICLE  10:  HEADINGS
              --------

SECTION 10.1 - The headings of Articles, Sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

ARTICLE  11:     GENERAL  PROVISIONS
                 -------------------

SECTION 11.1 - No Attachment or Assignment - Except as required by law, no right
               ---------------------------
to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect.

SECTION  11.2  -  Binding Agreement - This Agreement shall be binding upon,
                  -----------------
and inure to the benefit of, Employee and Employer and their respective permitted successors and assigns.

SECTION  11.3  -  Assignment  by  Employer - Employer shall be permitted to
                  ------------------------
assign all of its rights, duties and obligations under this Agreement to a third party, if such assignment is as a result of a business combination, merger, spin-off, split-up or related type transaction.

SECTION  11.4  -  Governing  Law.  This  Agreement shall be governed by and
                  --------------
interpreted and enforced in accordance with the Laws of the Commonwealth of Pennsylvania.

ARTICLE  12:     MODIFICATION  AND  WAIVER
                 -------------------------

SECTION  12.1  -  Amendment of Agreement - This Agreement may not be modified or
                  ----------------------
amended  except  by  an  instrument  in  writing  signed  by the parties hereto.

SECTION  12.2  -  Waiver  - No term or condition of this Agreement shall be
                  ------
deemed to have been waived, nor shall there by any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived.

ARTICLE  13:     INCOME  TAX  WITHHOLDING
                 ------------------------

SECTION 13.1 - Employer may withhold from any salary and any benefits payable under this Agreement (including but not limited to disability or death benefits payable under section 4.3 and 4.4) all federal, state, local or other taxes and withholdings as shall be required pursuant to any law or governmental regulation or ruling.

SECTION 13.2 - Notwithstanding Section 13.1, the parties agree that any compensation paid to Employee upon termination of this Agreement in return for Employee's covenant not to compete, shall not be subject to withholding.
                                                ---
Employer shall issue IRS Form 1099 to Employee documenting said compensation paid under this Section 13.2 as "non-employee compensation."

ARTICLE  14:     REPRESENTATIONS  AND  WARRANTIES  OF  EMPLOYER
                 ----------------------------------------------

SECTION 14.1- Employer represents and warrants to Employee that it has the requisite authority to enter into this Agreement; that all actions taken herein have been approved by the Board of Directors; and that the undersigned Officers have authority to bind the Employer with respect to this Agreement.


IN WITNESS WHEREOF, the parties hereto, intending to the legally bound hereby, have executed this Agreement as of the day and year first written above.

                                  EMPLOYER:
ATTEST:                              PARIS  CORPORATION

BY:  _____________________           BY:________________________________
                                        Dominic  P.  Toscani,  Sr.,  President



WITNESS:                              EMPLOYEE:


__________________________           BY: ________________________________
                                         Dominic  P.  Toscani,  Sr.  Employee

                                   SCHEDULE A
                               SALARY AND BENEFITS

     Annual salary during the Term is Two Hundred Fifty-Eight Thousand Dollars ($258,000.00) during the normal payroll cycle of the Employer. All other benefits shall be the current benefits provided by Employer to its employees as of date of this Agreement. In addition, Employee shall receive a bonus of Twenty Five Thousand Dollars ($25,000) upon signing this Agreement.

                                   SCHEDULE B
                                  STOCK OPTIONS

     As  granted  by  the  Board  of  Directors  annually.